# 2002 THE PEOPLES HOLDING COMPANY
## SUMMARY ANNUAL REPORT

Noninterest income increased 12.52% in 2002. At year-end noninterest income represented 25.92% of gross income, further demonstrating the diversity of our revenue stream and the fact that we are achieving our goal of becoming the primary source of financial services for our clients.

Noninterest expense increased 8.02% in 2002 but was more than offset by the growth in noninterest income. As a result, net noninterest expense as a percentage of average assets, improved to 1.77% in 2002 from 1.82% in 2001. This helped improve our efficiency ratio to 61.24%.

We have continued to manage our capital through stock buybacks. During 2002, we repurchased 129,947 shares at an average price of $36.09 per share, and we have authorization to purchase an additional 303,776 shares.

Our internal growth initiatives have focused on increasing the number of services per client household. We have now integrated our insurance operation, developed a program for seniors, significantly expanded our Wealth Management division, and generally enhanced our brand as a financial services company.

As we look ahead, our focus will remain on the key elements that are driving our growth. We will also continue to look for acquisition opportunities to fill in our existing markets and to expand into growing markets in southwestern Tennessee and northwestern Alabama. We believe we have positioned the Company for further growth in 2003. Over the longer term, the infrastructure, management team and clear direction are in place to more than double our asset base.

Finally, we would like to recognize the spirit and dedication of our people, as seen in the many daily selfless actions taken to insure that our clients get the best service possible and our shareholders are rewarded for their investment in our Company.

Sincerely,

**E. Robinson McGraw**
President & Chief Executive Officer

**Robert C. Leake**
Chairman of the Board

## TO OUR SHAREHOLDERS:

We are pleased to report another record year in 2002. Despite a general slowdown in the economy, we established consistent and sustained earnings growth. The record results reflect success in virtually every area of the Company, including net interest income, net interest margin, noninterest income, asset quality, and the returns on average assets and average equity.

In recognition of the Company's continued success, the Board of Directors increased the cash dividend twice in 2002 to a current annual rate of $1.08 per share. This marks the 16th consecutive yearly increase in the cash payout. The stock price also reflected our accomplishments. After more than doubling in price in 2001, the Company's stock ended the year at $40.75, up 10.14% for 2002. This compares with a decline of 4% in the Standard & Poor's bank index for 2002.

Key to our growth in 2002 was the strength of our primary markets. The healthy mix of manufacturing and non-manufacturing employment in our 16-county market in north and north-central Mississippi continued to sustain economic expansion. Leading the growth was the 10-county area around our home base in Lee County and the booming DeSoto County market, just south of Memphis, Tennessee.

Earnings per share, before the cumulative effect of an accounting change recognized in the first quarter of 2002, increased 27.02% to $3.15 from $2.48 per share in 2001. Net income, before the cumulative effect of the accounting change, increased 21.14% to $17,670,000 from $14,587,000 in 2001. As a result, the return on average equity before the accounting change for 2002 increased to 13.87% from 11.70% in 2001, and the return on average assets grew to 1.35% in 2002 from 1.18% the previous year. Earnings per share for the year ended December 31, 2002, increased 17.74% to $2.92 from $2.48 per share for 2001. Net income for 2002 increased 12.22% to $16,370,000 from $14,587,000 for 2001.

Loan quality improved again in 2002 as we continued to utilize our tools for credit scoring and risk assessment. The provision for loan losses decreased 9.19% to $4,350,000 in 2002. Net charge-offs as a percentage of average loans and nonperforming loans as a percentage of total loans also declined for the year.

# LETTER TO OUR
# SHAREHOLDERS



ROBERT C. LEAKE (LEFT) E. ROBINSON MCGRAW

## 2002 AT A GLANCE:

- Record earnings resulted in a 27.02 percent increase in earnings per share for the year before the cumulative effect of an accounting change.
- The market price per share increased 10.14 percent.
- The Peoples Holding Company repurchased 129,947 shares of its common stock to improve its return on equity, better utilize capital, and improve its earnings per share growth.
- Credit quality improved and nonperforming loans as a percentage of total loans fell from .77 percent in 2001 to .42 percent in 2002.
- Noninterest income for 2002 grew 12.52 percent.

### Earnings Per Share

| | |
|---|---|
| 02 | $3.15* |
| 01 | $2.48 |
| 00 | $1.83 |
| 99 | $2.38** |
| 98 | $1.88 |

### Return on Assets

| | |
|---|---|
| 02 | 1.35%* |
| 01 | 1.18% |
| 00 | 0.93% |
| 99 | 1.29%** |
| 98 | 1.09% |

### Return on Equity

| | |
|---|---|
| 02 | 13.87%* |
| 01 | 11.70% |
| 00 | 9.49% |
| 99 | 13.19%** |
| 98 | 10.86% |

### Efficiency Ratio

| | |
|---|---|
| 02 | 61.24% |
| 01 | 62.71% |
| 00 | 63.13% |
| 99 | 63.82% |
| 98 | 64.56% |

*Before Cumulative Effect of Accounting Change
**Reflects gain on sale of credit card portfolio of $3,717,000 ($2,379,000 net of taxes)

# OUR VISION

**TO BE THE FINANCIAL SERVICES ADVISOR AND PROVIDER OF CHOICE IN EACH COMMUNITY WE SERVE.**

# OUR MISSION

**TO PROVIDE QUALITY FINANCIAL SERVICES AND ADVICE BY:**

- **UNDERSTANDING, THEN MEETING THE NEEDS OF OUR CLIENTS**
- **PROVIDING OPTIMUM RETURN TO OUR SHAREHOLDERS**
- **CREATING SECURITY AND OPPORTUNITY FOR OUR EMPLOYEES**
- **BEING GOOD CITIZENS IN OUR COMMUNITIES**

OUR **VISION** FOR THE FUTURE AND OUR ONGOING **MISSION** ARE THE CATALYSTS FOR OUR **PLANNING, TEAMWORK** AND **ACTIVITY,** CREATING POSITIVE **RESULTS** FOR OUR CLIENTS AND SHAREHOLDERS.

**LONG-TERM VISION**



**TURNING IDEAS INTO SUCCESSFUL RESULTS**

# PLANNING

Two years ago, we adopted a strategic plan with defined goals: to rise to the top quartile of our peer banking group and to increase shareholder value by improving performance throughout our organization. To do this, we would boost profit margins, increase efficiency and expand into new markets with proven profit potential.

We understood that such an undertaking would be difficult, especially with so many areas targeted for fast-track action.

In response, we created an Implementation Team to monitor our progress on every front. This team comprises a series of sub-teams, each charged with responsibility for a targeted area.

The responsibility for each initiative undertaken is then assigned to a team member who reports periodically on its progress.

Our Implementation Team has helped us turn promising plans into profitable action and has been crucial to our success.

# TEAMWORK

In 2002, we continued demonstrating our dedication to teamwork, which is absolutely essential if we are to exceed the expectations of our clients and shareholders. We remained focused on delivering consistent, high quality service to our clients.

Outstanding individual performance is a necessary part of teamwork. In recognition of this, we've introduced our Key Award which is presented quarterly to individuals for outstanding performance. These recipients embody Peoples' dedication to excellence, both at the service level and through innovation behind the scenes. We recently adopted a system-wide initiative called "Closing the Gap" to help our employees translate goals for their areas of responsibility into daily action. And because we are intent upon creating leaders, we've continued intensive staff training at every level, from executive managers to front-line bankers.

To increase the involvement and contributions of our community banks in our overall corporate strategy, we've created a task force of community bank presidents. Every major change proposed by the main office goes to the committee first, giving bank leaders the opportunity to contribute to decisions affecting their operations. And we introduced a "Beyond the Boardroom" initiative to provide community bank boards with information on local issues and needs.

Today, each community bank and business unit writes and presents its own plan allowing every division to contribute information and ideas. In addition, these areas have significantly more control over their own operations. Our incentive program rewards each business unit with primary emphasis on the performance of its area.

Our TEAM
is our
STRENGTH





It takes a TEAM
to effect CHANGE









WE CONTINUE TO MOVE
FORWARD



WE ARE MAKING
POSITIVE STRIDES
FOR OUR CLIENTS



# ACTIVITY

In the past year, our bank improved and expanded its services to target markets.

One major achievement was the grand opening of a new branch in Corinth's new retail and commercial district. This full-service bank will give Peoples a better opportunity to serve this growing area. We also began building two additional locations, a full-service branch in Pontotoc and a new community bank in Horn Lake. The Pontotoc branch will increase our presence in that city, improving our access to services in its growing commercial/industrial section.

Our new community bank in Horn Lake will supplement our existing banks in Southaven, Hernando and Olive Branch. This will position Peoples to better serve residents and businesses of growing DeSoto County, which saw new capital investment of close to $106 million and the creation of 1,759 new industrial jobs in 2002.

Last year, we laid the groundwork for a new financial services center in Tupelo for 2003. Located in the newly developed Fair Park area, the center will offer numerous wealth management services and allow our clients to benefit from the expertise of a certified public accountant, certified financial planner and have access to insurance professionals and lenders.

We implemented a new system to streamline the loan origination process. We upgraded our Internet banking services and soon will offer customers electronic access to their check images. We also continued to integrate our insurance agency, through cross-selling commercial and personal lines insurance to our banking clients and opening new banking relationships with our insurance clients.

To improve our profitability and control expenses, we had to make many changes in our daily operations.

We increased our share of each customer's financial business by targeting underserved clients for the sale of additional products and services, and by attracting more affluent clients through wealth management services and a variety of carefully chosen insurance products. We modified our activities in existing markets in response to changes in local economies, and we identified promising new markets for future expansion.

In doing this, we generated increased profits through fees from loan and mortgage origination, our HandyCheck® debit card, commissions on the sale of insurance and investment products and leasing income. We expanded our net interest margin by reallocating our investment portfolio, employing loan-risk based pricing tools and responding swiftly to federal interest rate reductions on our deposits. We also used the Federal Home Loan Bank Advance program to lock in rates on long-term loans, protecting our margin against future interest rate increases.

To slow expense growth, we actively promoted automatic loan drafts, Internet banking and increased debit card transactions. We addressed loan quality by using advanced credit scoring and credit analysis and by centralizing collections and foreclosure activities. We also made staffing changes to increase our efficiency during peak banking hours and reduce teller numbers during slower periods.

# PLAN FOR GROWTH


Jackson
Memphis
Savannah
TENNESSEE
Florence
Muscle Shoals
Huntsville
Decatur
Oxford
Columbus
Birmingham
Starkville
Tuscaloosa
Philadelphia
Meridian
Jackson
ALABAMA
Hattiesburg
MISSISSIPPI
Current Market
Target Market
Corporate Headquarters

The Peoples Bank growth strategy includes acquiring banks with quality management teams located in strong demographic markets. Those markets include areas of northwestern Alabama, southwestern Tennessee and north-central, central and south-central Mississippi.

SUCCESSFUL **RESULTS** FROM THE STRATEGIC PLAN HAVE CONTINUED THROUGH 2002. WE HAVE ACHIEVED TWO YEARS OF **RECORD EARNINGS**. STOCK VALUE HAS RISEN AGAIN THIS YEAR. CREDIT QUALITY HAS IMPROVED. NONINTEREST INCOME HAS INCREASED SIGNIFICANTLY. LOANS AND DEPOSITS HAVE SHOWN **CONSISTENT GROWTH**.

# RESULTS

We committed to improve our bank's performance and increase shareholder value... and we are succeeding.

Since adopting our strategic plan in late 2000, our return on assets has improved to 1.35 percent* for 2002. Similarly, our return on average equity rose to 13.87 percent* for the same period.

Noninterest income has risen 48.10 percent since 2000. During this same timeframe, our net interest margin has improved to 4.66 percent.

Most important for our investors, the changes we have made resulted in Peoples' earnings per share rising 72.13 percent from $1.83 to $3.15* in two short years.

* Before Cumulative Effect of Accounting Change


THE PLAN IS
PROVING ITS
SUCCESS
WE'RE ACHIEVING OUR
GOALS

# FINANCIAL HIGHLIGHTS

## CONSOLIDATED BALANCE SHEETS

(in thousands)

| | December 31, 2002 | 2001 | 2000 |
|---|---|---|---|
| **ASSETS** | | | |
| Cash | $ 58,741 | $ 71,412 | $ 56,817 |
| Securities and Time Deposits | $ 344,781 | $ 277,293 | $ 278,574 |
| Net Loans | $ 851,105 | $ 816,342 | $ 805,318 |
| Other Assets | $ 89,885 | $ 89,680 | $ 71,231 |
| Total Assets | $ 1,344,512 | $ 1,254,727 | $ 1,211,940 |

## LIABILITIES

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Deposits | $ 1,099,048 | $ 1,063,055 | $ 1,046,605 |
| Borrowed Funds | $ 91,806 | $ 47,326 | $ 24,549 |
| Other Liabilities | $ 20,880 | $ 20,764 | $ 19,125 |
| Total Liabilities | $ 1,211,734 | $ 1,131,145 | $ 1,090,279 |
| Shareholders' Equity | $ 132,778 | $ 123,582 | $ 121,661 |
| Total Liabilities and Shareholders' Equity | $ 1,344,512 | $ 1,254,727 | $ 1,211,940 |

## CONSOLIDATED STATEMENTS OF INCOME

(in thousands)

| | December 31, 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|
| Interest Income | $ 78,418 | $ 87,766 | $ 89,434 | $ 83,500 |
| Interest Expense | $ 26,525 | $ 40,922 | $ 44,132 | $ 37,342 |
| Net Interest Income | $ 51,893 | $ 46,844 | $ 45,302 | $ 46,158 |
| Provision for Loan Losses | $ 4,350 | $ 4,790 | $ 6,373 | $ 3,192 |
| Noninterest Income | $ 27,442 | $ 24,389 | $ 18,529 | $ 19,476 * |
| Noninterest Expense | $ 50,496 | $ 46,747 | $ 42,474 | $ 41,480 |
| Income Before Taxes | $ 24,489 | $ 19,696 | $ 14,984 | $ 20,962 * |
| Income Taxes | $ 6,819 | $ 5,109 | $ 3,800 | $ 6,182 * |
| Income Before Cumulative Effect of Accounting Change | $ 17,670 | $ 14,587 | $ 11,184 | $ 14,780 * |
| Cumulative Effect of Accounting Change | $ (1,300) | $ 0 | $ 0 | $ 0 |
| Net Income | $ 16,370 | $ 14,587 | $ 11,184 | $ 14,780 * |

## EARNINGS PER SHARE

(basic and diluted)

| | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|
| Income Before Cumulative Effect of Accounting Change | $ 3.15 | $ 2.48 | $ 1.83 | $ 2.38 * |
| Cumulative Effect of Accounting Change | $ (0.23) | $ 0 | $ 0 | $ 0 |
| Earnings Per Share (basic and diluted) | $ 2.92 | $ 2.48 | $ 1.83 | $ 2.38 * |

*Reflects gain on sale of credit card portfolio of $3,717,000 ($2,379,000 net of taxes)

## Book Value Per Share


02 $23.82
01 $21.66
00 $20.09
99 $18.71
98 $17.80

## Net Charge-offs to Average Loans


02 0.42%
01 0.49%
00 0.72%
99 0.38%
98 0.30%

## Nonperforming Loans to Total Loans


02 0.42%
01 0.77%
00 0.87%
99 1.00%
98 0.51%

## Assets (in thousands)


02 $1,344,512
01 $1,254,727
00 $1,211,940
99 $1,162,959
98 $1,107,795

## Loans, Net of Unearned Income (in thousands)


02 $863,308
01 $827,696
00 $815,854
99 $799,085
98 $729,156

## Deposits (in thousands)


02 $1,099,048
01 $1,063,055
00 $1,046,605
99 $978,958
98 $960,295

# BOARD OF DIRECTORS

1 WILLIAM M. BEASLEY
Attorney
Phelps Dunbar, LLP
TUPELO, MISSISSIPPI

2 GEORGE H. BOOTH, II
President
Tupelo Hardware Company
TUPELO, MISSISSIPPI

3 FRANK B. BROOKS
Farmer
WATER VALLEY, MISSISSIPPI

4 JOHN M. CREEKMORE
Attorney
AMORY, MISSISSIPPI

5 MARSHALL H. DICKERSON
Owner and Manager
Dickerson Furniture Company
BOONEVILLE, MISSISSIPPI

6 EUGENE B. GIFFORD, JR.
Attorney
Gifford, Allred and Tennison
BOONEVILLE, MISSISSIPPI

7 RICHARD L. HEYER, JR., M.D.
Physician
Tupelo Anesthesia Group, P.A.
TUPELO, MISSISSIPPI

8 ROBERT C. LEAKE
Chairman of the Board
The Peoples Holding Company
Chairman of the Board
The Peoples Bank & Trust Company
Vice President
Leake and Goodlett, Inc.
TUPELO, MISSISSIPPI

9 E. ROBINSON MCGRAW
President & Chief Executive Officer
The Peoples Holding Company
President & Chief Executive Officer
The Peoples Bank & Trust Company
TUPELO, MISSISSIPPI

10 J. NILES MCNEEL
Attorney
McNeel and Ballard
LOUISVILLE, MISSISSIPPI

11 C. LARRY MICHAEL
President
Transport Trailer Service, Inc.
Rent-A-Box, Inc.
Precision Machine and
Metal Fabrication, Inc.
TUPELO, MISSISSIPPI

12 THEODORE S. MOLL
Executive Vice President
of Operations
MTD Products
TUPELO, MISSISSIPPI

13 JOHN W. SMITH
Retired
Former President
& Chief Executive Officer
The Peoples Holding Company
Former President
& Chief Executive Officer
The Peoples Bank & Trust Company
TUPELO, MISSISSIPPI

14 H. JOE TRULOVE
Real Estate and Investments
WEST POINT, MISSISSIPPI

15 J. HEYWOOD WASHBURN
Self-Employed
Investor
TUPELO, MISSISSIPPI

16 ROBERT H. WEAVER
Of Counsel
Watkins, Ludlam, Winter
and Stennis, P.A.
JACKSON, MISSISSIPPI

17 J. LARRY YOUNG
Retired Pharmacist
Former Partner
Ramsey-Young Pharmacy
PONTOTOC, MISSISSIPPI

## DIRECTORS EMERITUS

HONORABLE GEORGE F. ADAMS
Retired Chancellor, Place Number 3
First Chancery Court District
TUPELO, MISSISSIPPI

WALTER L. BOURLAND, M.D.
Retired Physician
TUPELO, MISSISSIPPI

A. M. EDWARDS, JR.
Of Counsel
Edwards, Storey, Marshall
and Helveston
WEST POINT, MISSISSIPPI

W. P. MITCHELL
Chairman of the Board Emeritus
Attorney
Mitchell, Voge, Corban and Morris
TUPELO, MISSISSIPPI

## THE PEOPLES HOLDING COMPANY

E. ROBINSON MCGRAW
President & Chief Executive Officer

MARTIS D. RAMAGE, JR.
Vice President

MARTHA S. WEBB
Secretary

KAREN S. DIXON
Assistant Secretary

# OFFICERS
## (and Branch Associates)

E. Robinson McGraw
President &
Chief Executive Officer

Martha S. Webb
Assistant Vice President
Administrative Assistant

### AUDIT

Mary John Witt
Division Vice President
Senior Auditor

Karen D. Weeks
Vice President
Auditor

Eddie K. Lindsey
Vice President
Auditor

R. Lynn Roberson
Assistant Vice President
Auditor

Michelle Young
Assistant Cashier
Auditor

**Compliance**

Tia O. Breedlove
Assistant Vice President
Compliance & CRA Officer

### CONTROL

Stuart R. Johnson
Executive Vice President
Chief Financial Officer

**Accounting**

Karen S. Dixon
Senior Vice President
Controller

Wayne A. Vanlandingham
First Vice President
Finance Officer

John A. Aldridge
Vice President
Assistant Controller

Kathy A. Franks
Assistant Cashier

Aundra M. Kohlheim
Assistant Cashier

**Investment**

Phyllis C. Drope
Senior Vice President
Investment Officer

### CREDIT ADMINISTRATION

Claude H. Springfield, III
Executive Vice President
Chief Credit Risk Officer

**Business Manager**

Janis Patrick
Assistant Cashier
Business Manager Coordinator

**Central Document Preparation**

Beth S. Baker
Assistant Vice President
Central Document Preparation
Manager

Dorothy M. Worley
Assistant Cashier
Central Document Preparation
Assistant Manager

**Consumer Electronic Delivery Sales**

Edwin L. Brown
Vice President
Sales Manager

**Student Loans**

Lyvonne Y. Berry
Assistant Cashier
Student Loan Administrator

**Loan Operations**

Marlene N. Underwood
Vice President
Loan Operations Manager

Catherine M. Riley
Assistant Cashier
Compliance/Documentation Supervisor

**Loan Review**

Burless J. Oyler
Vice President
Loan Review Manager

James E. Pollard
Assistant Vice President
Senior Loan Review Officer

L. Kent Dees
Assistant Cashier
Loan Review Officer

Pamela D. Hadley
Assistant Cashier
Fair Lending Officer

**Mortgage Loans**

Carolyn Parish
Vice President
Mortgage Loan Processing Manager

### CREDIT QUALITY ADMINISTRATION

Harold H. Livingston
Executive Vice President
Chief Credit Quality Officer

Gregory L. Goldberg
Senior Vice President
Senior Lender

**Credit Analysis & Auto Underwriting**

Bradley A. Brown
Assistant Vice President
Underwriter Supervisor

Janie I. Malone
Assistant Cashier
Senior Underwriter

**Sales Finance**

William A. Sisk
Vice President

**Special Assets**

Larry Coggin
First Vice President
Special Assets Manager

**Bankruptcy**

Herbert G. Westbrook
Vice President
Bankruptcy Administrator

**Collections**

Danny D. Gladney
Vice President
Collections Administrator

**Recovery**

Jason A. Graham
Assistant Vice President
Senior Loan Recovery Specialist

Teresa J. Cook
Assistant Cashier

**Workouts**

B. Scott Williams
Assistant Vice President
Special Assets Officer

### EMPLOYEE & CLIENT RELATIONS

H. L. Robinson
Executive Vice President
Director of Employee
& Client Relations

J. Michael Armour
Vice President
Seniors Relations Officer

**Ann V. McMillan**
Assistant Vice President
Sales/Service Support
& Training Officer

## HUMAN RESOURCES

**Hollis Ray Smith**
Division Vice President
Human Resources Director

**Patsy H. Brandon**
Assistant Vice President
Benefits Administrator

**Abby G. Jamieson**
Assistant Vice President
Security Officer

**Stacy J. Crowley**
Assistant Cashier
Employment Representative

## INVESTOR RELATIONS, PLANNING & MARKETING

**James W. Gray**
Executive Vice President
Investor Relations
& Planning Director

**Donald S. Wilson**
First Vice President
Marketing Communications
Manager

**Barbara R. Timmons**
Vice President
Marketing Services Manager

**Melonie M. Counce**
Assistant Vice President
Marketing Services Manager

**Robert C. Geno**
Assistant Vice President
Database Manager

## NEW PRODUCTS

**Martis D. Ramage, Jr.**
Division Vice President
Products Specialist

## TECHNOLOGY CENTER

**Lawson E. McClellan**
Division Vice President
Operations and Technology Director

### Operations

**Gerald W. Iverson**
Senior Vice President
Operations Administrator

**John R. Letteri**
Vice President
Deposit Applications Manager

**Jane Smart**
Assistant Cashier
Adjustments

**Jeff Welford**
Assistant Cashier
Data Processing Manager

### Property Management

**Jimmy R. Morgan**
Vice President
Properties Manager

### Information Technology Management

**Barbara F. Daniels**
First Vice President
Information Technology Manager

**D. Patrick Cappleman**
Vice President
LAN Administrator

**Judy G. Magers**
Vice President
Business Analyst

**Libby G. Oswalt**
Assistant Vice President
Business Analyst

**Linda T. Boyd**
Assistant Cashier
ATM Coordinator

### Purchasing

**Marcell S. Brown**
Assistant Cashier
Purchasing Agent

## RETAIL BANKING ADMINISTRATION

**C. Mitchell Waycaster**
Executive Vice President
Director of Retail Banking

**Jeffrey L. Pedron**
First Vice President
Community Bank Performance &
Lending Support

**W. Mark Williams**
First Vice President
Community Bank Performance &
Lending Support

**Suzanne M. Smith**
Vice President
Branch Administrator

**Joyce P. Morris**
Assistant Cashier
Regional Branch Administrator

**Elizabeth E. Rester**
Assistant Cashier
Regional Branch Administrator

### Telephone Banking Center

**Kandye S. Bailey**
Assistant Cashier
Telephone Banking Center Manager

### Wealth Management

**Donald L. Carter**
Division Vice President
Wealth Management Administrator

### Cash Management

**Jan L. Carnathan**
Vice President
Cash Management Officer

### Peoples Financial Services

**Stacy W. Spearman**
Assistant Vice President
Retail Investment Manager

### Private Banking

**Gabrielle G. Cooper**
Vice President

**Benton M. Hilbun**
Vice President

### Trust

**Terry L. Bullard**
Senior Vice President
Senior Trust Officer

**David L. Barnes**
Vice President
Trust Officer

**Constin L. Smith**
Assistant Vice President
Trust Operations Officer

## 1 ABERDEEN

**Roger Mitchell**
Community Bank President

**Wilma B. McMillian**
Assistant Cashier
Branch Manager

## 2 AMORY

**Charles A. Killebrew**
Community Bank President

**Betty P. Parker**
First Vice President
Branch Manager
Main Office

**Phyllis J. Williams**
Vice President

**Jon P. Alexander**
Assistant Cashier

Phyllis C. Morgan
Assistant Cashier
Branch Manager
Smithville Office

Leatrice L. Prestridge
Assistant Cashier
Branch Manager
Highway 278 Office

### 3 Batesville

Calvin E. Flint, III
Community Bank President

Mary D. Reeder
Assistant Cashier

### 4 Booneville

Hal C. Wright
Community Bank President

Bryan A. McCutchen
Assistant Vice President

Linda J. Wallis
Assistant Vice President
Branch Manager
Main Office

Elizabeth R. Floyd
Assistant Cashier

Shirley G. Brooks
Assistant Cashier
Branch Manager
Northgate Office

Kathy F. Eaton
Assistant Cashier

### 5 Calhoun City

Jimmy W. Clemons
Community Bank President

Linda W. McPhail
Assistant Vice President
Branch Manager

### 6 Corinth

F. Jason Marlar
Community Bank President

Martha S. Hale
Vice President
Branch Manager
Main Office

Carole G. Spencer
Assistant Vice President

Jamie D. Timbes
Assistant Cashier
Branch Manager
Harper Road Office

### 7 Grenada

Tommy L. Jones
Community Bank President

Sandra N. Trussell
Vice President

Christopher T. Hathcock
Assistant Vice President

Cheryl B. Brasher
Assistant Cashier
Branch Manager

### 8 Guntown

Alice B. Bailey
Community Bank President

Caron H. Hopkins
Assistant Cashier

### 9 Hernando

R. Alan Sims
Community Bank President

Teresa S. Edmiston
Assistant Cashier

### 10 Iuka

John T. Castleberry
Community Bank President

Cornelia B. Emmons
Assistant Cashier

### 11 Louisville

Richard W. Crawley
Community Bank President

Clarence M. McAdory
Vice President

Marsha R. Roeland
Vice President
Branch Manager

### 12 New Albany

Michael J. Brown
Community Bank President

### 13 Okolona

James W. Mann, II
Community Bank President

Brenda H. McCreight
Assistant Cashier
Branch Manager

### 14 Olive Branch

Jeffrey L. Pedron
Community Bank President (Interim)

### 15 Pontotoc

Jerry Q. Robbins
Community Bank President

A. Calvin Roberson
Senior Vice President

Kay P. Witt
Vice President
Branch Manager
Main Office

Sarah S. Brown
Assistant Cashier
Branch Manager
Bypass Office

Beverly M. Cummings
Assistant Cashier

### 16 Saltillo

Billy H. Williams, Jr.
Community Bank President

Brian S. Porter
Assistant Vice President

Janis M. Smith
Assistant Cashier

### 17 Sardis

William B. Rippee, Jr.
Community Bank President

### 18 Shannon

Walter L. Trice, Jr.
Community Bank President

### 19 Southaven

Richard H. Dilley
Community Bank President

Janice R. Edwards
Vice President

Nancy Anglin
Vice President

### 20 Tupelo

Samuel H. Milton
Community Bank President

Will Hoyle Lyle, III
Senior Vice President
Commercial Lending Manager

Richard H. Maynard
Senior Vice President

J. Scott Cochran
First Vice President

Gary L. Sparkman
First Vice President

J. Richard Jackson
Vice President

### Main Office

**Jason T. Beasley**
Vice President
Branch Manager

**Frederick N. Cook**
Assistant Vice President

**Ann S. Robinson**
Assistant Vice President

### Barnes Crossing Office

**Jonathan B. McCoy**
Assistant Vice President

### South Gloster Office

**Tonya H. Hensley**
Assistant Cashier

### Traceway Office

**Brenda P. Jackson**
Assistant Cashier
Branch Manager

### Veterans Office

**C. June Byars**
Assistant Vice President

**Patricia E. Yant**
Assistant Cashier
Branch Manager

### Westgate Office

**Ann H. Godwin**
Assistant Cashier
Branch Manager

## 21 WEST POINT

**B. Perry Green**
Community Bank President

**F. Gene Childs, Jr.**
Assistant Vice President

**Bettie F. Byrd**
Assistant Cashier

**Stephanie W. Doss**
Assistant Cashier

**Rachel W. Pate**
Assistant Cashier

## 22 WINONA

**John R. Thomas**
Community Bank President

**Margaret S. Adams**
Assistant Cashier

## 23 YALOBUSHA COUNTY

**William E. Jeffreys, III**
Community Bank President

### Coffeeville

**Connie C. Bond**
Assistant Cashier
Branch Manager

### Water Valley

**Bobby L. Adams**
Vice President

**Janet L. Dickey**
Assistant Vice President
Branch Manager

## THE PEOPLES INSURANCE AGENCY, INC.

**William T. Dalton**
President

**Ray Reed**
Consultant

**M. Roland Byrd**
Executive Vice President

**Allen Maxwell**
Executive Vice President

**Ricky E. James**
Senior Vice President

**Steven C. Roberts**
Senior Vice President

**Deborah A. Shempert**
Senior Vice President

**Jackie S. Holt**
Vice President

**Brad Robertson**
Vice President

**Tina McKee**
Secretary

**Kathy Anderson**
Assistant Secretary

**Judy Ross**
Assistant Secretary

**Pam Wommack**
Assistant Secretary

This 2002 Annual Report is dedicated to the memory of Leonard W. Walden and Harry H. Sunderland, Jr.

## LEONARD W. WALDEN

Mr. Walden was elected to the Board of Directors of The Peoples Bank & Trust Company and The Peoples Holding Company on March 11, 1982, and served until his retirement on April 15, 1996. He was a Director Emeritus at the time of his death on December 7, 2002. He served the Company and the Bank with honor and integrity, always exercising sound business judgment and common sense in attending to the affairs of the shareholders of our Companies.

## HARRY H. SUNDERLAND, JR.

Harry H. Sunderland, Jr., our good friend and associate, was Community Bank President of our bank in Water Valley at the time of his death on July 26, 2002. Harry served our bank long and well since being employed on August 1, 1977. He was highly regarded in the banking industry. We will miss his enthusiastic friendship.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2002
Commission file number 001-13253

THE PEOPLES HOLDING COMPANY
---------------------------------------------------
(Exact name of registrant as specified in its charter)

| | |
|---|---|
| Mississippi | 64-0676974 |
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |

| | |
|---|---|
| 209 Troy Street<br>Tupelo, Mississippi 38802-0709 | (662) 680-1001 |
| (Address of principal executive offices) (Zip Code) | Registrant's Telephone Number |

Securities registered pursuant to
Section 12(b) of the Act:

| | |
|---|---|
| Common Stock, $5.00 Par Value | American Stock Exchange |
| (Title of Class) | (Name of each exchange on which registered) |

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES __X__ NO ______

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ______.

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).
YES __X__ NO ______

As of June 28, 2002, the aggregate market value of the registrant's common stock, $5.00 par value, held by non-affiliates of the registrant was $229,881,834.

As of February 26, 2003, 5,572,751 shares of the registrant's common stock, $5.00 par value, were outstanding. The registrant has no other classes of securities outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement dated March 10, 2003, relating to the 2003 annual meeting of shareholders of The Peoples Holding Company, are incorporated by reference into Part III.

THE PEOPLES HOLDING COMPANY

Form 10-K

For the year ended December 31, 2002

CONTENTS


PART I

| | |
|---|---|
| Item 1. | Business |
| Item 2. | Properties |
| Item 3. | Legal Proceedings |
| Item 4. | Submission of Matters to a Vote of Security Holders |

PART II

| | |
|---|---|
| Item 5. | Market for Registrant's Common Equity and Related Stockholder Matters |
| Item 6. | Selected Financial Data |
| Item 7. | Management's Discussion and Analysis of Financial Condition and Results of Operations |
| Item 7A. | Quantitative and Qualitative Disclosures About Market Risk |
| Item 8. | Financial Statements and Supplementary Data |
| Item 9. | Changes in and Disagreements with Accountants on Accounting and Financial Disclosure |

PART III

| | |
|---|---|
| Item 10. | Directors and Executive Officers of the Registrant |
| Item 11. | Executive Compensation |
| Item 12. | Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters |
| Item 13. | Certain Relationships and Related Transactions |
| Item 14. | Controls and Procedures |

PART IV

| | |
|---|---|
| Item 15. | Exhibits, Financial Statement Schedules, and Reports on Form 8-K |

## PART I

This Annual Report on Form 10-K may contain or incorporate by reference statements which may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Prospective investors are cautioned that any such forward-looking statements are not guarantees for future performance and involve risks and uncertainties, and that actual results may differ materially from those contemplated by such forward-looking statements. Important factors currently known to management that could cause actual results to differ materially from those in forward-looking statements include significant fluctuations in interest rates, inflation, economic recession, significant changes in the federal and state legal and regulatory environment, significant underperformance in our portfolio of outstanding loans, and competition in the Company's markets. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events, or changes to future operating results over time.

### ITEM 1. BUSINESS

#### General

The Peoples Holding Company (referred to herein as the "Company," we, our, or us) was incorporated on November 10, 1982 under the laws of the State of Mississippi in order to acquire all of the common stock of The Peoples Bank & Trust Company, Tupelo, Mississippi (the "Bank").

Our vision is to be the financial services advisor and provider of choice in each community we serve. With this vision in mind, management reorganized the branch banks into community banks using a franchise concept. The franchise approach empowers Community Bank Presidents to execute their own business plans in order to achieve our vision. Specific performance measurement tools are available to assist the presidents in determining the success of their plan implementation. A few of the ratios used in measuring the success of their business plan include return on average assets ("ROA"), number and type of services provided per household, fee income shown as a percent of loans and deposits, efficiency ratio, loan and deposit growth, net interest margin and spread, percentage of loans past due in greater than 30, 60 and 90 day categories, and net charge-offs to average loans.

Our vision is further validated through our core values. These values state that (1) employees are our greatest asset, (2) quality is not negotiable, and (3) clients' trust is foremost. Centered around these values were the development of five different objectives that are the focal point of our strategic plan. Those objectives include: (1) client satisfaction and development, (2) financial soundness and profitability, (3) growth, (4) employee satisfaction and development, and (5) shareholder satisfaction and development.

Approximately 150 short and long-range strategic initiatives have been identified to accomplish our objectives. A majority of the short-term initiatives have been completed and significant progress has been made on the long-term initiatives.

#### Organization

We commenced business on July 1, 1983, the date we acquired the Bank through a merger. All of our business activities are conducted through the Bank and the Bank's wholly owned subsidiary, The Peoples Insurance Agency. The Bank accounts for substantially all of our assets and revenues.

On December 31, 2002, we had 24 community banks (franchises) with 40 banking offices located throughout Mississippi, specifically in Aberdeen, Amory, Batesville, Belden, Booneville, Calhoun City, Coffeeville, Corinth, Grenada, Guntown, Hernando, Iuka, Louisville, New Albany, Okolona, Olive Branch, Pontotoc, Saltillo, Sardis, Shannon, Smithville, Southaven, Tupelo, Verona, Water Valley, West Point, and Winona. In addition, our insurance company offices are located in Corinth, Louisville, and Tupelo.

All members of our Board of Directors are also members of the Board of Directors of the Bank. Responsibility for the management of the Bank and its subsidiaries remains with the Board of Directors and officers of the Bank; however, management services rendered by us to the Bank are intended to supplement the internal management of the Bank and expand the scope of banking services normally offered by them.

The Bank was established in February, 1904 as a state-chartered bank. It is insured by the Federal Deposit Insurance Corporation.

At our core, we are a community bank offering a complete range of banking and financial services to individuals and small to medium-size businesses. These services include checking and savings accounts, business and personal loans, interim construction and residential mortgage loans, student loans, equipment leasing, as well as safe deposit and night depository facilities. Automated teller machines located throughout our market area, our Internet Banking product and our call center provide 24-hour banking services. Accounts receivable financing is also available to qualified businesses.

We offer a wide variety of fiduciary services and administer (as trustee or in other fiduciary or representative capacities) qualified retirement plans, profit sharing and other employee benefit plans, personal trusts and estates. In addition to offering annuities, mutual funds and other investment services through a third party broker-dealer, the acquisition of insurance agencies has expanded our product and delivery network to include personal and business insurance coverage. Neither we, nor the Bank, have any foreign activities.

Business Combinations and Acquisitions

On March 26, 1999, the Company merged with Inter-City Federal Bank for Savings ("Inter-City"). At the merger date, total assets, loans, and deposits for Inter-City totaled $43,482,000, $33,812,000 and $37,751,000, respectively. The Company exchanged 347,382 shares of its common stock for all the outstanding common stock of Inter-City.

On June 24, 1999, the Company purchased Reed-Johnson Insurance Agency, Inc. ("Reed-Johnson") with the issuance of 40,530 shares of the Company's common stock. Located in Tupelo, Mississippi, Reed-Johnson was an independent insurance agency representing property and casualty companies and providing personal and business coverage. Reed-Johnson operated as a wholly owned subsidiary of The Peoples Bank and Trust Company and was renamed The Peoples Insurance Agency, Inc. in May, 2001.

Southern Insurance Group, Inc., Southern Insurance of Corinth, Inc., and Southern Financial Services, P.A. (collectively, "Southern") were acquired on May 1, 2000 by the Company by issuing 70,500 shares of its common stock for a total price of approximately $1,692,000. Southern offered property and casualty insurance products, life and health insurance, and annuities and mutual funds. The acquired companies were merged into the Bank's insurance subsidiary, The Peoples Insurance Agency, Inc.

The Bank acquired Dominion Company, Dominion Health and Life P.A. (collectively, "Dominion") and Alliance Finance Company ("Alliance") on September 1, 2000. Dominion offered products similar to Southern and used Alliance to finance insurance premiums. The Bank paid $450,000 in cash for the companies. The acquired companies were merged into the Bank's insurance subsidiary, The Peoples Insurance Agency, Inc.

Competition

Vigorous competition exists in all major areas where we conduct business. We compete through the Bank with state and national banks in our service areas, as well as savings and loan associations, credit unions, finance companies, mortgage companies, insurance companies, brokerage firms, and investment companies for available loans and depository accounts. All of these institutions compete in the delivery of services and products through availability, quality, and pricing. There are no dominant competitors in our market area.

For 2002, we maintained approximately 20% of the market share in our area. Our largest competitor is Bancorp South with a market share of approximately 28%. Other competitors, each with less than 10% of the market share, include Union Planters Bank, AmSouth Bank, Merchants and Farmers Bank, National Bank of Commerce, and Trustmark National Bank. In addition, there are local community banks that compete with us on an individual market basis.

## Supervision and Regulation

Under the current regulatory environment, nearly every facet of our operations is subject to requirements and restrictions imposed from various state and federal banking laws and regulations. The primary focus of these laws and regulations is on the protection of depositors, the insurance funds of the Federal Deposit Insurance Corporation ("FDIC"), and the banking system as a whole. While the following summary addresses the regulatory environment in which we operate, it is not intended to be a fully inclusive discussion of the statutes and regulations affecting our operations. The impact from future changes in federal or state legislation on our operations cannot be predicted.

We are a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the "Act"), and are registered as such with the Board of Governors of the Federal Reserve System (the "Board"). We are required to file with the Board an annual report and such other information as the Board may require. The Board may also make examinations of us and our Bank pursuant to the Act. The Board also has the authority (which it has not exercised) to regulate provisions of certain types of our debt.

The Act requires a bank holding company to obtain prior approval of the Board before acquiring direct or indirect ownership or control of more than 5% of the voting shares of any bank that is not already majority-owned by such bank holding company.

The Act provides that the Board shall not approve any acquisition, merger or consolidation, which would result in a monopoly or which would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking. Neither will the Board approve any other transactions in which the effect might substantially lessen competition, or in any manner be a restraint on trade, unless the anti-competitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the community to be served.

The Act also prohibits a bank holding company, with certain exceptions, from itself engaging in or acquiring direct or indirect control of more than 5% of the voting shares of any company engaged in non-banking activities. The principal exception is for engaging in or acquiring shares of a company whose activities are found by the Board to be so closely related to banking or managing banks as to be a proper incident thereto. In making such determinations, the Board is required to consider whether the performance of such activities by a bank holding company or its subsidiaries can reasonably be expected to produce benefits to the public such as greater convenience, increased competition, or gains in efficiency of resources versus the risks of possible adverse effects such as decreased or unfair competition, conflicts of interest, or unsound banking practices.

The Act prohibits the acquisition by a bank holding company of more than 5% of the outstanding voting shares of a bank located outside the state in which the operations of its banking subsidiaries are principally conducted, unless such an acquisition is specifically authorized by statute of the state in which the bank to be acquired is located. We and our Bank are subject to certain restrictions imposed by the Federal Reserve Act and the Federal Deposit Insurance Act on any extensions of credit to the Company or the Bank, on investments in the stock or other securities of the Company or the Bank, and on taking such stock or other securities as collateral for loans of any borrower.

The Bank Holding Company Act of 1956 was recently amended to permit "financial holding companies" to engage in a broader range of nonbanking financial activities, such as underwriting and selling insurance, providing financial or investment advice, and dealing and making markets in securities and merchant banking. The new legislation, the Gramm-Leach-Bliley Act, was enacted on November 12, 1999, and became effective on March 11, 2000. In order to qualify as a financial holding company, we must declare to the Federal Reserve our intention to become a financial holding company and certify that our depository subsidiary meets the capitalization management requirements and that it has at least a satisfactory rating under the Community Reinvestment Act. As of December 31, 2002, we had not elected to become a financial holding company.

The Bank was chartered under the laws of the State of Mississippi and is subject to the supervision of, and is regularly examined by, the Department of Banking and Consumer Finance of the State of Mississippi. The Bank is also insured by the Federal Deposit Insurance Corporation and is subject to examination and review by that regulatory authority.

Mississippi banks are permitted to merge with other existing banks statewide and to acquire or be acquired by banks or bank holding companies. Section 102 of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 removed territorial restrictions for interstate bank mergers, effective May 1, 1997. Out-of-state bank holding companies may establish a bank in Mississippi only by acquiring a Mississippi bank or Mississippi bank holding company.

Bank holding companies are allowed to acquire savings associations under The Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"). Deposit insurance premiums for banks and savings associations were increased as a result of FIRREA, and losses incurred by the FDIC in connection with the default or assistance of troubled federally insured financial institutions are required to be reimbursed by other federally insured financial institutions.

Certain restrictions exist regarding the ability of the Bank to transfer funds to us in the form of cash dividends, loans, or advances. The approval of the Mississippi Department of Banking and Consumer Finance is required prior to the Bank paying dividends and is limited to earned surplus in excess of three times the Bank's capital stock.

Federal Reserve regulations also limit the amount the Bank may loan to the Company unless such loans are collateralized by specific obligations. At December 31, 2002, the maximum amount available for transfer from the Bank in the form of cash dividends and loans was 19.65% of the Bank's consolidated net assets.

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") provides for increased funding for the FDIC's deposit insurance fund through risk based assessments and expands the regulatory powers of federal banking agencies to permit prompt corrective actions to resolve problems of insured depository institutions. While most of the Company's deposits are in the Bank Insurance Fund ("BIF"), a small portion of the Company's deposits that were acquired from savings associations over the years remain in the Savings Association Insurance Fund ("SAIF").

The Community Reinvestment Act of 1997 ("CRA") requires the assessment by the appropriate regulatory authority of a financial institution's record in meeting the credit needs of their local communities, including low and moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. These factors are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility.

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 ("USA Patriot Act") requires financial institutions to establish anti-money laundering programs and due diligence policies, procedures and controls with respect to bank accounts involving foreign individuals and certain foreign banks, and to avoid establishing and maintaining accounts in the United States for, or on the behalf of, foreign banks that do not have a physical presence in any country.

The Sarbanes-Oxley Act of 2002 (the "Act") requires publicly traded companies subject to the Securities Exchange Act of 1933 or 1934 to adhere to several directives designed to prevent corporate misconduct. Additional duties have been placed on officers, directors, auditors and attorneys of public companies. The Act requires certifications regarding financial statement accuracy and internal control adequacy by chief executive officers and chief financial officers with periodic reports filed with the Securities and Exchange Commission ("SEC"). The Act also accelerates Section 16 insider reporting obligations, restricts certain executive officer and director transactions, imposes new obligations on corporate audit committees, and provides for enhanced review by the SEC.

### Monetary Policy and Economic Controls

The earnings and growth of the banking industry, the Bank and, to a larger extent, the Company are affected by the policies of regulatory authorities, including the Federal Reserve System. An important function of the Federal Reserve System is to regulate the national supply of bank credit in order to combat recession and curb inflationary pressures. Among the instruments of monetary policy used by the Federal Reserve to implement these objectives are open market operations in U. S. Government securities, changes in the discount rate on bank borrowings, and changes in reserve requirements against bank deposits. These instruments are used in varying degrees to influence overall growth of bank loans, investments, and deposits and may also affect interest rates charged on loans or paid for deposits.

The monetary policies of the Federal Reserve System have had a significant effect on the operating results of commercial banks in the past and are expected to do so in the future. In view of changing conditions in the national economy and in the various money markets, as well as the effect of actions by monetary and fiscal authorities including the Federal Reserve System, the effect on our and our Bank's future business and earnings cannot be predicted with accuracy.

### Sources and Availability of Funds

The funds essential to our and our Bank's business consist primarily of funds derived from customer deposits and borrowings from the Federal Home Loan Bank and correspondent banks by the banking subsidiary. The availability of such funds is primarily dependent upon the economic policies of the federal government, the economy in general, and the general credit market for loans.

### Personnel

At December 31, 2002, we employed 587 people at the Bank and the insurance company on a full-time equivalent basis. The Company has no additional employees; however, at December 31, 2002, four Bank employees served as officers of the Company in addition to their bank positions. Two additional Bank employees were appointed to serve as officers of the Company in February 2003.

### Dependence Upon a Single Customer

Neither we nor our Bank is dependent upon a single customer or upon a limited number of customers.

### Available Information

Our Internet address is www.thepeoplesbankandtrust.com. We make available at this address, free of charge, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practical after we electronically file such material with or furnish it to, the Securities and Exchange Commission.

Table 1 – Distribution of Assets, Liabilities and Shareholders' Equity; Interest Rates and Interest Differential *(In Thousands)*

The following tables set forth average balance sheet data, including all major categories of interest-earning assets and interest-bearing liabilities, together with the interest earned or interest paid and the average yield or average rate paid on each such category for the fiscal years ended December 31, 2002, 2001, and 2000:

| | 2002 | | |
|---|---|---|---|
| | *Tax Equivalent Income or Expense* | *Average Balance Sheet Amount* | *Yields/ Rates* |
| Interest-earning assets | | | |
| Loans, net of unearned income | | | |
| Commercial | $ 33,817 | $ 479,515 | 7.05% |
| Consumer | 15,375 | 186,675 | 8.24 |
| Other loans | 12,673 | 170,916 | 7.41 |
| Total loans, net | 61,865 | 837,106 | 7.39 |
| Other | 332 | 19,944 | 1.66 |
| Taxable securities | | | |
| U. S. Government securities* | 380 | 6,229 | 6.10 |
| U. S. Government agencies* | 3,143 | 60,275 | 5.21 |
| Mortgage-backed securities | 8,418 | 156,129 | 5.39 |
| Trust preferred securities | 428 | 9,433 | 4.54 |
| Total taxable securities | 12,369 | 232,066 | 5.33 |
| Tax-exempt securities | | | |
| Obligations of states and political subdivisions | 6,667 | 87,920 | 7.58 |
| Other equity securities | 313 | 4,267 | 7.34 |
| Total tax-exempt securities | 6,980 | 92,187 | 7.57 |
| Total securities | 19,349 | 324,253 | 5.97 |
| Total interest-earning assets | 81,546 | 1,181,303 | 6.90 |
| Cash and due from banks | | 43,439 | |
| Other assets, less allowance for loan losses | | 81,892 | |
| Total assets | | $ 1,306,634 | |
| Interest-bearing liabilities | | | |
| Interest-bearing demand deposit accounts | 1,722 | $ 99,830 | 1.72 |
| Savings and money market accounts | 4,357 | 290,132 | 1.50 |
| Time deposits | 17,955 | 559,665 | 3.21 |
| Total interest-bearing deposits | 24,034 | 949,627 | 2.53 |
| Total other interest-bearing liabilities | 2,491 | 59,563 | 4.18 |
| Total interest-bearing liabilities | 26,525 | 1,009,190 | 2.63 |
| Noninterest-bearing sources | | | |
| Noninterest-bearing deposits | | 153,346 | |
| Other liabilities | | 16,710 | |
| Shareholders' equity | | 127,388 | |
| Total liabilities and shareholders' equity | | $ 1,306,634 | |
| Net interest income/net interest margin | $ 55,021 | | 4.66 |

The average balances of non-accruing loans are included in this table. Weighted average yields on tax-exempt loans and securities have been computed on a fully tax-equivalent basis assuming a federal tax rate of 35% and a Mississippi state tax rate of 3.3%, which is net of federal tax benefit.

*U. S. Government and some U. S. Government Agency Securities are tax-free in the state of Mississippi.

**Table 1 – Distribution of Assets, Liabilities and Shareholders' Equity; Interest Rates and Interest Differential (continued)**

| | 2001 | | |
|---|---|---|---|
| | *Tax Equivalent Income or Expense* | *Average Balance Sheet Amount* | *Yields/ Rates* |
| **Interest-earning assets** | | | |
| Loans, net of unearned income | | | |
| Commercial | $ 38,336 | $ 442,732 | 8.66% |
| Consumer | 18,089 | 196,378 | 9.21 |
| Other loans | 14,731 | 177,548 | 8.30 |
| **Total loans, net** | 71,156 | 816,658 | 8.71 |
| Other | 873 | 23,429 | 3.73 |
| Taxable securities | | | |
| U. S. Government securities* | 2,035 | 33,864 | 6.01 |
| U. S. Government agencies* | 2,938 | 49,346 | 5.95 |
| Mortgage-backed securities | 6,568 | 103,486 | 6.35 |
| Trust preferred securities | 200 | 4,026 | 4.97 |
| **Total taxable securities** | 11,741 | 190,722 | 6.16 |
| Tax-exempt securities | | | |
| Obligations of states and political subdivisions | 6,674 | 84,482 | 7.90 |
| Other equity securities | 636 | 7,822 | 8.13 |
| **Total tax-exempt securities** | 7,310 | 92,304 | 7.92 |
| **Total securities** | 19,051 | 283,026 | 6.73 |
| **Total interest-earning assets** | 91,080 | 1,123,113 | 8.11 |
| Cash and due from banks | | 40,146 | |
| Other assets, less allowance for loan losses | | 74,036 | |
| **Total assets** | | $ 1,237,295 | |
| **Interest-bearing liabilities** | | | |
| Interest-bearing demand deposit accounts | 2,083 | $ 77,113 | 2.70 |
| Savings and money market accounts | 6,701 | 263,581 | 2.54 |
| Time deposits | 30,542 | 580,247 | 5.26 |
| **Total interest-bearing deposits** | 39,326 | 920,941 | 4.27 |
| **Total other interest-bearing liabilities** | 1,596 | 29,347 | 5.44 |
| **Total interest-bearing liabilities** | 40,922 | 950,288 | 4.31 |
| Noninterest-bearing sources | | | |
| Noninterest-bearing deposits | | 144,073 | |
| Other liabilities | | 18,306 | |
| Shareholders' equity | | 124,628 | |
| **Total liabilities and shareholders' equity** | | $ 1,237,295 | |
| Net interest income/net interest margin | $ 50,158 | | 4.47 |

The average balances of non-accruing loans are included in this table. Weighted average yields on tax-exempt loans and securities have been computed on a fully tax-equivalent basis assuming a federal tax rate of 35% and a Mississippi state tax rate of 3.3%, which is net of federal tax benefit.

*U. S. Government and some U. S. Government Agency Securities are tax-free in the state of Mississippi.

Table 1 – Distribution of Assets, Liabilities and Shareholders' Equity; Interest Rates and Interest Differential (continued)

| | 2000 | | |
|---|---|---|---|
| | *Tax Equivalent Income or Expense* | *Average Balance Sheet Amount* | *Yields/ Rates* |
| Interest-earning assets | | | |
| Loans, net of unearned income | | | |
| Commercial | $ 38,014 | $ 418,969 | 9.07% |
| Consumer | 19,196 | 209,969 | 9.14 |
| Other loans | 16,314 | 187,650 | 8.69 |
| Total loans, net | 73,524 | 816,588 | 9.00 |
| Other | 459 | 7,546 | 6.08 |
| Taxable securities | | | |
| U. S. Government securities* | 2,832 | 49,530 | 5.72 |
| U. S. Government agencies* | 3,046 | 48,817 | 6.24 |
| Mortgage-backed securities | 5,693 | 89,987 | 6.33 |
| Trust preferred securities | 290 | 3,777 | 7.68 |
| Total taxable securities | 11,861 | 192,111 | 6.17 |
| Tax-exempt securities | | | |
| Obligations of states and political subdivisions | 6,719 | 85,048 | 7.90 |
| Other equity securities | 324 | 3,256 | 9.95 |
| Total tax-exempt securities | 7,043 | 88,304 | 7.98 |
| Total securities | 18,904 | 280,415 | 6.74 |
| Total interest-earning assets | 92,887 | 1,104,549 | 8.41 |
| Cash and due from banks | | 39,299 | |
| Other assets, less allowance for loan losses | | 53,409 | |
| Total assets | | $ 1,197,257 | |
| Interest-bearing liabilities | | | |
| Interest-bearing demand deposit accounts | 2,475 | $ 71,373 | 3.47 |
| Savings and money market accounts | 9,078 | 273,217 | 3.32 |
| Time deposits | 30,616 | 545,583 | 5.61 |
| Total interest-bearing deposits | 42,169 | 890,173 | 4.74 |
| Total other interest-bearing liabilities | 1,963 | 43,396 | 4.52 |
| Total interest-bearing liabilities | 44,132 | 933,569 | 4.73 |
| Noninterest-bearing sources | | | |
| Noninterest-bearing deposits | | 141,094 | |
| Other liabilities | | 4,690 | |
| Shareholders' equity | | 117,904 | |
| Total liabilities and shareholders' equity | | $ 1,197,257 | |
| Net interest income/net interest margin | $ 48,755 | | 4.41 |

The average balances of non-accruing loans are included in this table. Weighted average yields on tax-exempt loans and securities have been computed on a fully tax-equivalent basis assuming a federal tax rate of 35% and a Mississippi state tax rate of 3.3%, which is net of federal tax benefit.

*U. S. Government and some U. S. Government Agency Securities are tax-free in the state of Mississippi.

Table 2 – Volume/Rate Analysis
*(In Thousands)*

The following table sets forth for The Peoples Holding Company, for the years ended December 31 as indicated, a summary of the changes in interest earned and interest paid resulting from changes in volume and rates.

| | *2002 Compared To 2001 Increase (Decrease) Due To Changes In* | | |
|---|---|---|---|
| | *Volume* | *Rate* | *Net* [(1)] |
| **Interest income:** | | | |
| Loans, net of unearned income | $ 1,746 | $ (10,954) | $ (9,208) |
| Securities | | | |
| U. S. Government and agency securities | (977) | (420) | (1,397) |
| Obligations of states and political subdivisions | 173 | (219) | (46) |
| Mortgage-backed securities | 3,341 | (1,491) | 1,850 |
| Trust preferred and Federal Home Loan Bank securities | 269 | (41) | 228 |
| Other equity securities | (210) | (24) | (234) |
| Other | (130) | (411) | (541) |
| Total interest-earning assets | 4,212 | (13,560) | (9,348) |
| **Interest expense:** | | | |
| Interest-bearing demand deposit accounts | 613 | (974) | (361) |
| Savings and money market accounts | 675 | (3,019) | (2,344) |
| Time deposits | (1,083) | (11,504) | (12,587) |
| Borrowed funds | 1,643 | (748) | 895 |
| Total interest-bearing liabilities | 1,848 | (16,245) | (14,397) |
| Change in net interest income | $ 2,364 | $ 2,685 | $ 5,049 |

(1) The change in interest due to both volume and rate has been allocated on a pro-rata basis using the absolute ratio value of amounts calculated.

Table 2 – Volume/Rate Analysis (continued)

| | 2001 Compared To 2000<br>Increase (Decrease) Due To Changes In | | |
|---|---|---|---|
| | *Volume* | *Rate* | *Net* [(1)] |
| **Interest income:** | | | |
| Loans, net of unearned income | $ 51 | $ (2,383) | $ (2,332) |
| Securities | | | |
| U. S. Government and agency securities | (835) | (38) | (873) |
| Obligations of states and political subdivisions | (28) | 140 | 112 |
| Mortgage-backed securities | 854 | 20 | 874 |
| Trust preferred and Federal Home Loan Bank securities | 19 | (109) | (90) |
| Other equity securities | 330 | (103) | 227 |
| Other | 966 | (552) | 414 |
| Total interest-earning assets | 1,357 | (3,025) | (1,668) |
| **Interest expense:** | | | |
| Interest-bearing demand deposit accounts | 199 | (591) | (392) |
| Savings and money market accounts | (320) | (2,057) | (2,377) |
| Time deposits | 1,945 | (2,019) | (74) |
| Borrowed funds | (636) | 269 | (367) |
| Total interest-bearing liabilities | 1,188 | (4,398) | (3,210) |
| Change in net interest income | $ 169 | $ 1,373 | $ 1,542 |

(1) The change in interest due to both volume and rate has been allocated on a pro-rata basis using the absolute ratio value of amounts calculated.

Table 3 - Investment Portfolio
*(In Thousands)*

The following table sets forth the amortized cost of investments in (1) U. S. Treasury and other U. S. agencies and corporations, (2) obligations of states of the U. S. and political subdivisions, and (3) other securities as of December 31, 2002, 2001, and 2000:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| **Held to maturity:** | | | |
| U. S. Treasury and other U. S. agencies | $ — | $ — | $ — |
| Obligations of state and political subdivisions* | — | — | 85,658 |
| Other securities | — | — | — |
| Total | $ — | $ — | $ 85,658 |

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| **Available for sale:** | | | |
| U. S. Treasury and other U. S. agencies | $ 50,931 | $ 66,029 | $ 98,998 |
| Obligations of state and political subdivisions* | 92,464 | 84,709 | — |
| Other securities | 192,204 | 123,097 | 94,023 |
| Total | $ 335,599 | $ 273,835 | $ 193,021 |

*The Company classified all obligations of state and political subdivisions as held to maturity prior to 2001. As allowed upon adoption of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," the Company transferred all securities from held to maturity to available for sale.

The following table sets forth the maturity distribution in thousands and weighted average yield by maturity of securities at December 31, 2002:

| | *Within One Year* | | *After One But Within Five Years* | | *After Five But Within Ten Years* | | *After Ten Years* | |
|---|---|---|---|---|---|---|---|---|
| **Available for sale:** | | | | | | | | |
| U. S. Treasury and agency securities | $ 12,024 | 4.71% | $ 30,853 | 5.86% | $ 8,054 | 3.26% | $ — | — |
| Obligations of state and political subdivisions | 4,196 | 7.45% | 25,280 | 7.26% | 45,550 | 6.71% | 17,438 | 6.86% |
| Mortgage-backed securities | 35,666 | 5.49% | 135,683 | 5.48% | 4,655 | 6.62% | 4,315 | 2.75% |
| Trust preferred securities | — | — | 6,792 | 5.36% | — | — | — | — |
| Other equity securities | 3,893 | 7.70% | 1,200 | 6.78% | — | — | — | — |
| Total | $ 55,779 | | $ 199,808 | | $ 58,259 | | $ 21,753 | |

The maturity of mortgage-backed securities, included as other securities, reflects scheduled repayments based upon the anticipated average life of the securities.

Weighted average yields on tax-exempt obligations have been computed on a fully tax-equivalent basis assuming a federal tax rate of 35% and a Mississippi state tax rate of 3.3%, which is net of federal tax benefit.

Yields on available for sale securities are based on amortized cost.

Table 4 – Loan Portfolio
*(In Thousands)*

The following table sets forth loans, net of unearned income, outstanding as of December 31, 2002, which, based on remaining scheduled repayments of principal, are due in the periods indicated.

| | *Loan Maturities* | | | |
|---|---|---|---|---|
| | *Within One Year* | *After One But Within Five Years* | *After Five Years* | *Total* |
| Commercial, financial and agricultural | $ 93,077 | $ 42,433 | $ 3,947 | $ 139,457 |
| Lease financing | 7,061 | 8,277 | — | 15,338 |
| Real estate-construction | 30,664 | 6,163 | 314 | 37,141 |
| Real estate-mortgage | 224,830 | 253,175 | 96,465 | 574,470 |
| Installment loans to individuals | 28,418 | 65,937 | 2,547 | 96,902 |
| | $ 384,050 | $ 375,985 | $ 103,273 | $ 863,308 |

The following table sets forth the fixed and variable rate loans maturing after one year for all loans as of December 31, 2002:

| | *Interest Sensitivity* | |
|---|---|---|
| | *Fixed Rate* | *Variable Rate* |
| Due after 1 but within 5 years | $ 365,009 | $ 10,975 |
| Due after 5 years | 102,747 | 527 |
| | $ 467,756 | $ 11,502 |

Table 5 – Deposits
*(In Thousands)*

The following table shows the maturity of time certificates of deposits and other time deposits over $100 at December 31, 2002:

| | |
|---|---|
| Less than 3 Months | $ 45,396 |
| 3 Months-6 Months | 55,361 |
| 6 Months-12 Months | 26,852 |
| Over 12 Months | 58,311 |
| | $ 185,920 |

The following table shows the average balances and average rates of deposits at December 31:

| | 2002 | | 2001 | | 2000 | |
|---|---|---|---|---|---|---|
| | Average | Rate | Average | Rate | Average | Rate |
| Noninterest-bearing demand deposits | $ 153,346 | —% | $ 144,073 | —% | $ 141,094 | —% |
| Interest-bearing demand deposits | 99,830 | 1.72 | 77,113 | 2.70 | 71,373 | 3.47 |
| Savings and money market deposits | 290,132 | 1.50 | 263,581 | 2.54 | 273,217 | 3.32 |
| Time deposits | 559,665 | 3.21 | 580,247 | 5.26 | 545,583 | 5.61 |
| Total | $1,102,973 | 2.18% | $1,065,014 | 3.69% | $1,031,267 | 4.09% |

Short-term Borrowings
*(In Thousands)*

The average balances of short-term borrowings for 2002, 2001, and 2000 were $4,093, $4,775, and $11,259 at weighted average rates of 1.26%, 3.33%, and 6.15% respectively.

## ITEM 2. PROPERTIES
*(In Thousands)*

The main offices of the Company and the Bank are located at 209 Troy Street, Tupelo, Mississippi. Various departments of the Bank occupy each floor of the five-story building. The Technology Center, also located in Tupelo, houses electronic data processing, document preparation, document imaging, loan servicing, and deposit operations. In addition, the Bank operates forty (40) branches throughout north and north central Mississippi. The Bank has seven (7) branches in Tupelo; three (3) branches in Booneville; two (2) branches each in Amory, Corinth, Louisville, Pontotoc, and West Point; one (1) branch each in Aberdeen, Batesville, Belden, Calhoun City, Coffeeville, Grenada, Guntown, Hernando, Iuka, New Albany, Okolona, Olive Branch, Saltillo, Sardis, Shannon, Smithville, Southaven, Verona, Water Valley, and Winona. The Insurance divisions have one (1) office each in Corinth, Louisville, and Tupelo.

The Bank owns the main offices located at 209 Troy Street, Tupelo, Mississippi as well as thirty-seven (37) of the branch office sites. The Bank leases three locations for use in conducting banking activities as well as various storage facilities. The Peoples Insurance Agency leases one location for conducting its business. The aggregate annual rental for all leased premises during the year ending December 31, 2002 was $111.

It is anticipated that by May, 2003, construction will be complete and a new branch will be operational in Pontotoc, Mississippi. The new branch will be located on Highway 6, a major thoroughfare in Pontotoc County and will replace the existing drive-through office. Also, construction on a new branch facility in Horn Lake, Mississippi, which is in our DeSoto County market, should be complete by November, 2003. Both new facilities and the land on which they are constructed will be owned by the Bank. Renovations to our existing Veterans branch located in Tupelo should be completed during the fourth quarter of 2003. Plans are also underway to lease a facility in the newly developed Fair Park in Tupelo to house our Financial Services division. The facilities currently owned or occupied under lease by the Company or the Bank are considered by management to be suitable and adequate for their intended purposes.

## ITEM 3. LEGAL PROCEEDINGS

There are no pending legal proceedings, other than ordinary routine litigation incidental to the business, to which the Company or the Bank or any of their subsidiaries is a party or to which any of their property is subject.

## ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to the Company's security holders during the fourth quarter of 2002.

## PART II

### ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information and Dividends

The public market for the Company's common stock is limited. The Company's common stock trades on the American Stock Exchange under the ticker symbol PHC. On February 26, 2003, the Company had approximately 2,600 shareholders of record.

The following table sets forth (i) the high and low sales price reported on the American Stock Exchange for the Company's common stock for each quarterly period for the fiscal years ended December 31, 2002 and 2001, and (ii) the amount of cash dividends declared during each quarterly period during such fiscal years:

| | *Dividends Per Share* | *Prices* | |
|---|---|---|---|
| | | *Low* | *High* |
| 2002 | | | |
| 1st Quarter | $ .25 | $ 31.38 | $ 38.71 |
| 2nd Quarter | .26 | 33.81 | 40.47 |
| 3rd Quarter | .26 | 37.81 | 41.95 |
| 4th Quarter | .27 | 39.40 | 43.97 |
| 2001 | | | |
| 1st Quarter | $ .23 | $ 15.81 | $ 19.31 |
| 2nd Quarter | .24 | 17.60 | 32.77 |
| 3rd Quarter | .24 | 30.05 | 34.51 |
| 4th Quarter | .25 | 32.27 | 37.75 |

The Company declares dividends on a quarterly basis. Funds for the payment of cash dividends are obtained from dividends received by the Company from the Bank. Accordingly, the declaration and payment of cash dividends by the Company depend upon the Bank's earnings and financial condition, general economic conditions, compliance with regulatory requirements, and other factors.

ITEM 6. SELECTED FINANCIAL DATA
*(Unaudited)*
*(In Thousands, Except Share Data)*

| | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| **Year ended December 31** | | | | | |
| Interest income | $ 78,418 | $ 87,766 | $ 89,434 | $ 83,500 | $ 81,280 |
| Interest expense | 26,525 | 40,922 | 44,132 | 37,342 | 37,434 |
| Provision for loan losses | 4,350 | 4,790 | 6,373 | 3,192 | 2,591 |
| Noninterest income | 27,442 | 24,389 | 18,529 | 19,476 | 14,461 |
| Noninterest expense | 50,496 | 46,747 | 42,474 | 41,480 | 39,338 |
| Income before income taxes | 24,489 | 19,696 | 14,984 | 20,962 | 16,378 |
| Income taxes | 6,819 | 5,109 | 3,800 | 6,182 | 4,697 |
| Income before cumulative effect of accounting change | 17,670 | 14,587 | 11,184 | 14,780 | 11,681 |
| Cumulative effect of accounting change | (1,300) | — | — | — | — |
| Net income | $ 16,370 | $ 14,587 | $ 11,184 | $ 14,780 | $ 11,681 |
| **Per Common Share** | | | | | |
| Income before cumulative effect of accounting change | $ 3.15 | $ 2.48 | $ 1.83 | $ 2.38 | $ 1.88 |
| Cumulative effect of accounting change | (0.23) | — | — | — | — |
| Net income | $ 2.92 | $ 2.48 | $ 1.83 | $ 2.38 | $ 1.88 |
| Book value at December 31 | $ 23.82 | $ 21.66 | $ 20.09 | $ 18.71 | $ 17.80 |
| Closing Price on the AMEX at December 31 | 40.75 | 37.00 | 18.00 | 28.88 | 32.31 |
| Cash dividends declared and paid-the Company | 1.04 | 0.96 | .88 | .84 | .72 |
| Cash dividends declared and paid-Inter-City | — | — | — | — | .36 |
| **At December 31** | | | | | |
| Loans, net of unearned income | $ 863,308 | $ 827,696 | $ 815,854 | $ 799,085 | $ 729,156 |
| Securities | 344,781 | 277,293 | 278,574 | 266,744 | 293,639 |
| Assets | 1,344,512 | 1,254,727 | 1,211,940 | 1,162,959 | 1,107,795 |
| Deposits | 1,099,048 | 1,063,055 | 1,046,605 | 978,958 | 960,295 |
| Borrowings | 91,806 | 47,326 | 24,549 | 51,269 | 22,476 |
| Shareholders' equity | 132,778 | 123,582 | 121,661 | 116,089 | 110,209 |

ITEM 6. SELECTED FINANCIAL DATA (continued)

| | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| **Selected Ratios** | | | | | |
| Return on average: | | | | | |
| Total assets | 1.25% | 1.18% | .93% | 1.29% | 1.09% |
| Shareholders' equity | 12.85% | 11.70% | 9.49% | 13.19% | 10.85% |
| Before cumulative effect of accounting change, return on average: | | | | | |
| Total assets | 1.35% | 1.18% | .93% | 1.29% | 1.09% |
| Shareholders' equity | 13.87% | 11.70% | 9.49% | 13.19% | 10.85% |
| Average shareholders' equity to average assets | 9.75% | 10.07% | 9.85% | 9.77% | 10.07% |
| **At December 31** | | | | | |
| Shareholders' equity to assets | 9.88% | 9.85% | 10.04% | 9.98% | 9.95% |
| Allowance for loan losses to total loans, net of unearned income | 1.41% | 1.37% | 1.29% | 1.26% | 1.34% |
| Allowance for loan losses to nonperforming loans | 338.22% | 178.63% | 147.89% | 126.47% | 261.95% |
| Nonperforming loans to total loans, net of unearned income | 0.42% | 0.77% | .87% | 1.00% | .51% |
| Dividend payout | 35.59% | 38.52% | 47.76% | 35.24% | 36.89% |

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

*(In Thousands, Except Share Data)*

### Overview

#### Economy

The year 2002 faced its own challenges as the economy began its slow recovery. The threat of war with Iraq kept consumers spending more conservatively, corporations holding back on expansion, and Americans watching as fuel prices increased. At its November meeting, the Federal Reserve Bank, concerned with the slow recovery and the need for a stimulus, dropped the discount rate 50 basis points to .75%. This was the only change in rates for the year. The federal funds rate followed the 50 basis point decline, falling to 1.25% with the prime interest rate changing from 4.75% to 4.25%.

On the national front, growth in Gross Domestic Product ("GDP") ranged from 5% in the first quarter to .7% for the fourth quarter. Consumer sentiment was down from earlier months in the year as it dropped from a high of 96.9 in May to a low of 80.6 in October. The index ended the year at 86.7. The unemployment rate, fluctuating between 5.6% and 6%, ended the year at 6% as major corporations continued to lay off workers.

A positive sign of the recovery was the industrial production growth. While the nation experienced negative growth during the first half of the year, production rebounded to 2.1% by the end of 2002. In addition, the Institute for Supply Management ("ISM") index improved to 54.7, up from prior months of approximately 49. This factor's importance lies in its measurement of whether the economy is growing or contracting. A ratio of 50 or greater is indicative of a growing economy. Still lagging, however, was the capital utilization that hovered around 75.5%. This is indicative of slow corporate spending on plant and equipment until the economy improves and sales volumes rise.

While the economy of north Mississippi is diversified, furniture manufacturing is an important element. By the end of 2002, housing starts, permits, and new home sales were up. Normally, furniture orders follow the housing market. The major housing growth areas for the Company are located in Lee and DeSoto Counties.

Unemployment rates within our market ranged from 3.8% to approximately 12% at year-end. The unemployment rates, where we have our largest presence, are currently below the national average. Lee County, the corporate headquarters for the Company, as well as surrounding counties, saw a 5% increase in both manufacturing and non-manufacturing jobs during 2002.

In addition, we are located in two of the top five retail markets in Mississippi, with 2002 sales up .8% and 14.7% in Lee and DeSoto Counties, respectively. It is expected that growth for 2003 will be 3.4% and 26.5%, respectively, for those counties.

#### Critical Accounting Policies

Our financial statements are prepared using accounting estimates for various accounts. Wherever feasible, we utilize third-party information to provide management with estimates. Although independent third parties are utilized to assist us in the estimation process, management evaluates the results, and challenges assumptions used and other factors which could impact the estimation. Following are some of the more significant estimates used in preparing our financial statements.

The critical accounting policy that is most important to the presentation of our financial statements relates to the allowance for loan loss and related provision. See our discussion in the Credit Risk section of Management's Discussion and Analysis of Financial Condition and Results of Operations.

Other real estate is carried at lower of cost or fair market value based on appraisals by certified appraisers. Property values are assessed periodically for impairment.

Our health insurance administrator is Blue Cross-Blue Shield. Coverage is self-funded up to a set stop loss per employee. We maintain an accrued liability that includes estimated claims to be paid. The accrued liability account is evaluated at year-end for adequacy using a lag analysis provided by the administrator. This data is used to calculate an estimated amount to be paid for 2002 during 2003.

William M. Mercer, Inc. prepares actuarial valuations of our pension cost under FASB Statement No. 87, as modified by FASB Statement No. 132, and our post retirement health cost under FASB Statement No. 106. The discount rate used in the 2002 valuation was 6.75%, down from 7.50% in 2001. Actual plan assets as of December 31, 2002 were used in the calculation and the expected long-term return on plan assets assumed for this valuation was 8.00%. The pension plan covered under FASB Statement No. 87 was curtailed as of December 31, 1996.

We currently have a defined contribution pension plan, which requires the Company to contribute 5.00% of each qualified employee's salary to the plan. The accrual for that plan is based on actual qualified salaries for 2002. The 401(k) expense was calculated in the same manner.

We believe we employ appropriate methods for these calculations that should closely approximate the actual cost. We review the calculated results for reasonableness, and compare those calculations to prior period costs. We also consider the effect of current economic conditions on the calculations.

### Performance Results

Record results were achieved in 2002 as earnings per share increased 17.74% over 2001. Earnings per share before the cumulative effect of an accounting change improved 27.02% over 2001. The significant factor contributing to the improvement is the effort dedicated to implementing and monitoring our strategic plan. Through our strategic plan, the management team laid the foundation for improving credit quality, raising net interest margin, controlling noninterest expenses, increasing noninterest income, and capital management. Despite the low interest rates and generally sluggish economic environment, we employed strategies to improve net interest income. Those strategies included a proactive approach to pricing of both assets and liabilities, continued restructuring of our investment portfolio, and pursuit of loan growth.

In the first quarter of 2002, the Company completed the transitional impairment test required by FASB Statement No. 142, "Goodwill and Intangible Assets." As a result of this test, we recorded a goodwill impairment charge of $1,300 as a cumulative effect of a change in accounting principle. The Company identified its reporting units as banking operations and insurance operations for purposes of measuring impairment of goodwill. The insurance operations are a wholly owned subsidiary of the Bank. The impairment was specific to the insurance subsidiary. The fair value of the insurance reporting unit was estimated using the expected present value of future cash flows. Because the insurance subsidiary acquisition was a tax-free exchange, there was no tax offset to the impairment cost recorded. The annual impairment test updated as of December 31, 2002, indicated no additional impairment.

Net income before the cumulative effect of the accounting change was approximately 10% greater than projected in the 2002 strategic plan. In addition, we increased our net interest and noninterest income 10.78% and 12.52%, respectively, over 2001. While noninterest expense increased 8.02%, largely attributable to normal salary increases, incentive bonuses, health insurance, pension costs, professional fees, and depreciation costs associated with technology, the net overhead ratio (noninterest expense less noninterest income, all divided by average assets) declined from 1.82% in 2001 to 1.77% in 2002.

A historical look at key performance indicators is presented below.

| | *2002* | *2001* | *2000* | *1999* | *1998* |
|---|---|---|---|---|---|
| EPS* | $ 3.15 | $ 2.48 | $ 1.83 | $ 2.38 | $ 1.88 |
| EPS GROWTH* | 27.02% | 35.52% | (23.11%) | 26.60% | 6.21% |
| ROA* | 1.35% | 1.18% | .93% | 1.29% | 1.09% |
| ROE* | 13.87% | 11.70% | 9.49% | 13.19% | 10.85% |

*Amounts above exclude Cumulative Effect of Accounting Change. Including this effect, EPS, ROA & ROE were $2.92, 1.25%, and 12.85%, respectively. EPS growth reflects changes from the immediately preceding year.

Total assets increased to $1,344,512 at December 31, 2002, up 7.16% over the prior year, primarily from loans and securities. Moderate growth in deposits and capital, along with a higher volume of debt, funded this growth.

The Company has an ongoing stock repurchase program under which 129,947 shares were purchased during 2002 at an average price of $36.09 per share. The closing price of a single share of common stock on the American Stock Exchange was $40.75 on December 31, 2002, an increase of 10.14% over the price at December 31, 2001 and an increase of 126.39% over the closing price at December 31, 2000.

**Results of Operations**

Net interest income, the difference between interest earned on assets and the cost of interest-bearing liabilities, is the largest component of our net income, comprising 49.02% of total revenue. The primary concerns in managing net interest income are the mix and the repricing of rate-sensitive assets and liabilities. We have experienced marked improvement in this area over the course of the last two years for several reasons. First and foremost was the asset liability management committee's assertiveness in making pricing decisions to enhance net interest income. Further enhancing net interest margin was the effect of changing the mix in our investment portfolio that began in 2001 and continued in 2002. Finally, we increased our emphasis on loan growth as a result of recognizing that we must improve our loan to deposit ratio in order to become a high performing bank. We added two seasoned lenders to our team in the DeSoto County market, located in the Memphis MSA, and two in the Lee County (Tupelo) market. One of the new employees in the DeSoto County market will be working in the capacity as an advisor to all our lenders in that area to improve our market share.

Net interest income on a tax equivalent basis increased $4,863 or 9.70%, from $50,158 in 2001 to $55,021 in 2002. Of the tax equivalent increase, $2,346 was due to the favorable growth in net earning assets with an increase of $2,517 due to changes in interest rates. The tax equivalent yield on earnings decreased from 8.11% to 6.90%, or 121 basis points. The cost of interest-bearing liabilities decreased from 4.31% in 2001 to 2.63% in 2002, or 168 basis points.

The improvement in net interest income was directly attributable to both the asset-liability committee's approach to proactively pricing its earning assets and interest-bearing liabilities and the negative gap position of those assets and liabilities. As interest bearing deposits and loans were repriced, the asset-liability committee carefully monitored the effect of that repricing. During 2002, we had more rate sensitive liabilities being repriced than assets which enhanced margin in the falling rate environment. Growth in public fund transaction accounts, coupled with Federal Home Loan Bank borrowings, provided the majority of growth in funding for 2002. Throughout the last two years, as time deposits matured, many clients have chosen to move their funds to more liquid deposit accounts as rates have fallen to a 50-year low. This resulted in a decrease of $10 million in time deposits from December 31, 2001 to December 31, 2002, and a more dramatic $20 million decrease in the average balance of time deposits for 2002 compared to 2001.

Net interest income on a tax equivalent basis increased $1,403 or 2.88%, from $48,755 in 2000 to $50,158 in 2001. Of the tax equivalent change, $232 was due to the favorable growth in net earning assets with an increase of $1,171 due to changes in interest rates. The tax equivalent yield on earning assets was down from 8.41% to 8.11%, or 30 basis points. The cost of interest-bearing liabilities dropped from 4.73% in 2000 to 4.31% in 2001, or 42 basis points. The decline in rates was directly attributable to the Fed's moves, and the asset-liability committee's approach to proactively pricing its earning assets and interest-bearing liabilities. In contrast to 2000, growth in transaction and money market accounts, coupled with Federal Home Loan Bank borrowings, provided the majority of growth in funding.

Average Earning Assets to Total Average Assets

| *2002* | *2001* | *2000* | *1999* | *1998* |
|---|---|---|---|---|
| 90.41% | 90.77% | 92.26% | 92.41% | 92.57% |

Average earning assets as a percentage of total average assets are shown above for a five-year period. The decrease in 2001 was attributable to the purchase of $20,000 of bank owned life insurance (BOLI) mid-year of 2001. BOLI is classified as nonearning and included in other assets on the consolidated balance sheet. If the BOLI had been purchased at the beginning of 2001, the earning asset ratio for 2001 would have been approximately 90.12%. The improvement for 2002 over the adjusted 2001 ratio of 90.12% is attributable in part to cash management. The tax equivalent yields on earning assets were 6.90%, 8.11%, and 8.41%, for 2002, 2001, and 2000, respectively.

Net Interest Margin – Tax Equivalent

| *2002* | *2001* | *2000* | *1999* | *1998* |
|---|---|---|---|---|
| 4.66% | 4.47% | 4.41% | 4.65% | 4.70% |

Net interest margin, the tax equivalent net yield on earning assets, increased 19 basis points during 2002 over the comparable period in the prior year. The increase was due in part to many changes made in 2001 such as an improvement in risk-based pricing on loans and changing the mix of the investment portfolio. The asset-liability management committee continued to be assertive in setting rates. In addition, the percent of average time deposits to average total deposits decreased from 54.48% in 2001 to 50.74% in 2002 of the portfolio, reducing interest expense that would have offset interest income by shifting funds to less costly accounts. Further enhancing net interest margin was the growth in loans, the Company's highest yielding asset.

Net interest margin, the tax equivalent net yield on earning assets, increased 6 basis points during 2001 over the comparable period in the prior year. An improvement in risk-based pricing on loans, a change in the mix of the investment portfolio, and an assertive approach to pricing funding sources resulted in the increase.

Net interest margin was down 24 basis points for 2000 from the comparable period in the prior year. During the last decade, the Company's net interest margin had generally been above peer banks; however, during 2000 as deposit costs rose, the margin declined to the peer average. The trend of a falling margin was due to interest rate changes and intense competition from other banks and non-banks.

Loans and Loan Interest Income

Loans are the most significant earning asset comprising 64.21%, 65.97% and 67.32% of total assets at December 31, 2002, 2001, and 2000, respectively. The table below sets forth loans outstanding, according to loan type, net of unearned income, at December 31:

Loan Portfolio

| | *2002* | *2001* | *2000* | *1999* | *1998* |
|---|---|---|---|---|---|
| Commercial, financial, agricultural | $139,457 | $138,420 | $144,130 | $138,329 | $123,886 |
| Lease financing | 15,338 | 16,483 | 18,531 | 17,456 | 12,363 |
| Real estate-construction | 37,141 | 30,564 | 25,706 | 37,437 | 26,410 |
| Real estate-mortgage | 574,470 | 533,232 | 501,454 | 460,348 | 405,352 |
| Installment loans to individuals | 96,902 | 108,997 | 126,033 | 145,515 | 161,145 |
| Total loans net of unearned income | $863,308 | $827,696 | $815,854 | $799,085 | $729,156 |

Despite the sluggish economy, total loans increased from $827,696 to $863,308, or 4.30% during 2002. The most significant increase occurred in the second half of 2002, due in part to the hiring of lending staff in the DeSoto and Lee county markets. Consumer loans decreased approximately $12,000 during 2002, largely attributable to the curtailment of the sales finance division that occurred in 2000. This was approximately $8,143 for 2002 and $13,030 for 2001. The average loan to deposit ratio was 75.90% for 2002 as shown below. In order to improve net interest margin and net interest income, our strategic plan includes raising our loan to deposit ratio to 85.00% by December 2004. Progress toward this goal is noted in the actual loan to deposit ratio at December 31, 2002 of 78.55%. New loans recorded in 2002 totaled $246,032, of which 61.23% were secured by real estate.

**Average Loan to Deposit Ratio**

| *2002* | *2001* | *2000* | *1999* | *1998* |
|---|---|---|---|---|
| **75.90%** | 76.68% | 79.18% | 77.43% | 73.86% |

Loans increased from $815,854 in 2000 to $827,696 in 2001, or 1.45%. Commercial loans, specifically first mortgage commercial real estate, provided the majority of the growth, up 19.56%. First mortgage residential loans experienced growth as well, but on a more moderate basis.

During 2000, we sold approximately $7,951 in student loans, and curtailed the sales finance division (indirect lending), reducing the loan growth to 2.10%. Mortgage loans grew 8.93% over 1999 and were the major growth sector.

Despite interest rate increases and the sale of approximately $18,000 in credit card loans, loan growth in 1999 was 9.59% over 1998. The most significant percentage increase loans occurred in real estate construction and mortgages.

Managing the interest rate risk of the loan portfolio has been a challenge during the last two years with rates dropping to unprecedented lows. Prime was reduced eleven times during 2001 and once more in November 2002, falling from 9.50% at December 31, 2000 to 4.25% at December 31, 2002. As in 2001, clients continued to request financing with extended terms in the low interest rate environment. We employed the use of Federal Home Loan Bank borrowings to match-fund loans where terms were extended for clients, primarily larger commercial and real estate loans.

Average yields on loans decreased from 9.00% in 2000 to 8.71% in 2001, and then to 7.39% in 2002. The most significant changes occurred in commercial loans as the average yield dropped from 9.07% in 2000 to 8.66% in 2001, and to 7.05% in 2002. Consumer loan yields actually increased from 9.14% in 2000 to 9.21% in 2001, then declined to 8.24% in 2002. The increase in our consumer loan yield for 2001 was attributable to improvements made in risk-based pricing of our loans.

The tax equivalent loan interest income was $61,865, $71,156, and $73,524 for the years ended December 31, 2002, 2001, and 2000, respectively. The tax equivalent loan interest income decreased $9,291, or 13.06% in 2002 from 2001 fostered by the low interest rate environment. Coupled with this low interest rate environment was the slight change in the mix of the loan portfolio. In 2002, we experienced a decrease in higher-yielding consumer loans of $12,095, with approximately $8,143 due to the decrease in the sales finance division.

Tax equivalent loan interest income decreased $2,368, or 3.22% in 2001 from 2000, again, primarily due to rate decreases. For 2000, loan volume and pricing accounted for increases in income of $4,466 and $1,850, respectively. The tax equivalent yield on those loans was up 22 basis points to 9.00%.

**Investments and Investment Interest Income**

Investment income is the second largest component of interest income. The securities portfolio is used to provide term investments, to provide a source for meeting liquidity needs, and to supply securities to be used in collateralizing public funds.

Securities by Sector Allocation (at Fair Value)

| *Sector* | *2002* | *2001* | *2000* |
|---|---|---|---|
| U. S. Treasury securities | — % | 5% | 18% |
| U. S. Government agencies | 15 | 19 | 18 |
| Mortgage-backed securities | 52 | 42 | 30 |
| Obligations of states and political subdivisions | 28 | 30 | 31 |
| FHLB and other preferred stock | 5 | 4 | 3 |
| | 100% | 100% | 100% |

In 2002, securities income on a tax equivalent basis increased $298 over securities income on a tax equivalent basis in 2001. The average balance in the investment portfolio was up $41,227, or 14.57%. The tax equivalent yield on the portfolio was 5.97%, down 76 basis points from 2001. During 2002, and 2001 as well, we made a number of changes in our investment portfolio. As Treasury securities matured, the funds from the maturities were invested in mortgage-backed and agency securities. At December 31, 2002 the Company had no Treasury securities.

In 2002, we changed our investment policy to allow us to increase our position in mortgage-backed securities and collateralized mortgage obligations ("CMOs"). Mortgage-backed securities and CMOs were the primary investments purchased in 2002 with 72.23% of investments coming from this sector. Of the growth in this sector, approximately $30,000 of GNMA securities was funded by Federal Home Loan Bank funds, providing a spread on the arbitrage of 2.127%. The use of this sector of securities has allowed us to increase our cash flow going forward providing funds for loan growth as well as opportunities for repricing as rates begin to rise. In addition, mortgage-backed securities have a higher yield than Treasury and Agency securities.

Other growth for 2002 has come from U. S. Obligations of Government Agencies, and Obligations of States and Political Subdivisions that provide both securities for meeting pledging requirements of municipalities and favorable tax treatment. In addition, we purchased both fixed and variable trust preferred securities to enhance our yield.

For 2001, securities interest income on a tax equivalent basis increased $147 over securities income over a tax equivalent basis in 2000. The average balance in the investment portfolio was up $2,611, or .93%. The tax equivalent yield on the portfolio was 6.73%, down one basis point from the prior year.

In the first quarter of 2001, we changed policy criteria for holding certain types of securities. Not deviating from soundness, in 2001, we reinvested the majority of maturing government securities into mortgage-backed securities to enhance both yield and cash flow. In addition, at the beginning of 2001, we adopted FASB No. 133, "Accounting for Derivative Instruments and Hedging Activities," and made the decision under the opinion to reclassify all securities held to maturity to available for sale. This reclassification provided more flexibility in managing the investment portfolio, particularly in this low interest rate environment.

Deposits and Deposit Interest Expense

The Company relies on deposits as its major source of funds. Deposits funded 81.74%, 84.72% and 86.36% of total assets at December 31, 2002, 2001 and 2000, respectively. Total deposits were $1,099,048, $1,063,055 and $1,046,605 as of December 31, 2002, 2001 and 2000, respectively. Deposit growth for 2002 was 3.39%, an improvement over the 2001 growth of 1.57%.

Noninterest-bearing deposits were $147,565, $145,690 and $131,718 at December 31, 2002, 2001 and 2000, respectively, and funded 10.98%, 11.61% and 10.87% of total assets at those dates. The average balance for 2002 was up $9,273 over 2001 while the average balance for 2001 was up 2.11% over that of 2000. Noninterest-bearing accounts grew most significantly in the free checking, personal, and over 65 accounts in both 2002 and 2001. In 2002, we also saw significant increases in Prime Time accounts and Small Business accounts, both which were targeted in various promotions. In recognition of our shareholders' on-going support, we made a special offer of free checking for life with their participation in our dividend reinvestment plan in 2001.

Average Interest-Bearing Deposits to Total Average Deposits

| *2002* | *2001* | *2000* | *1999* | *1998* |
|---|---|---|---|---|
| 86.10% | 86.47% | 86.32% | 85.38% | 85.83% |

Interest-bearing deposits at December 31, 2002, 2001, and 2000 were $951,483, $917,365 and $914,887, respectively. Growth for 2002 was 3.72%, primarily due to public funds. Time deposits were down at December 31, 2002 approximately $10,000 to $550,457 compared to December 31, 2001. The balances in the "You Can't Lose" time deposits were up $75,226 over balances at December 31, 2001. The "You Can't Lose" deposit type, which allows the client one rate increase during the term of the deposit, has been a popular product during last the two years.

In 2001, growth remained flat as clients looked for higher yielding alternatives. As the federal funds rate dropped during the year, rates paid on all types of interest-bearing transaction accounts and time deposits followed. By the end of 2001, market rates paid on these accounts ranged from 1.00% to 2.00% while time deposit rates ranged from 1.85% to 4.00%. Offsetting the low growth in deposits was a record year in annuity sales in 2001 of approximately $14,600, up from approximately $7,700 in 2000. This product proved to be the right alternative for many of our clients since the stock market was in a downturn and interest rates on deposit accounts had fallen significantly.

Interest-bearing deposits increased 9.05% during 2000, principally from certificates of deposit. During 2000, we offered a number of deposit specials that were attractive to our client base, particularly in certificates of deposit. This offering was the result from the highly competitive market for deposits. Loan demand was high early in 2000, fueling the need for banks to raise deposits to support loan growth.

Our average time deposit balance as a percent of average total deposits moved from 52.90% in 2000 to 54.48% in 2001. While 2001 showed improvement in net interest income; only a portion of the time deposits had been repriced. Many of those higher rate specials offered in 2000 had one-year terms or greater so, while we began to get some relief in 2001, there were still many time deposits that did not reprice until late 2001 and early 2002. The ratio of average time deposits to average total deposits was 50.74% in 2002, comparable to the 1999 level.

Interest expense for deposits was $24,034, $39,326, and $42,169, for 2002, 2001, and 2000, respectively. The cost of interest-bearing deposits was 2.53%, 4.27%, and 4.74% for the same periods.

Borrowed Funds and Interest Expense on Borrowings

Advances from the Federal Home Loan Bank ("FHLB") were $86,308, $41,145 and $19,946 for the years ended December 31, 2002, 2001 and 2000, respectively. Advances from the FHLB were up 109.77% and 106.28% over the prior year balances in 2002 and 2001, respectively. As rates fell to 50 year lows in 2001 and remained at those levels until falling another 50 basis points in November, 2002, both consumer and commercial loan clients were refinancing at lower rates with extended maturities. In order to offset this interest rate risk, funds were borrowed from the Federal Home Loan Bank to match-fund those loans, negating interest rate exposure when rates rise. Such match-funded loans are usually large commercial or real estate loans. As discussed earlier, the Company set up an arbitrage, funding the purchase of mortgage-backed securities with FHLB funds. The total borrowed for the arbitrage was $30,000 with a weighted average interest rate of 2.51%. The weighted average maturity and rate of total funds borrowed from the Federal Home Loan Bank in 2002, 2001, and 2000 was 52 months with an average cost of 3.09%, 63 months with an average cost of 3.88%, and 216 months with an average cost of 7.64%, respectively.

The treasury tax and loan account balances for 2002, 2001, and 2000 were $5,498, $6,181, and $4,603, respectively. The balance in this account is contingent on the amount of funds we pledge as collateral as well as the Federal Reserve's need for funds. Interest expense on total borrowings (inclusive of advances from the Federal Home Loan Bank and treasury tax and loan) was $2,491 in 2002, up from $1,596 in 2001 due to increased borrowing which more than offset the decline in interest rates. Interest expense in 2001 was $1,596, $367 less than the expense for 2000 due to both lower rates and a 32.37% decrease in average borrowed funds.

Toward the end of 2002, more reliance was placed on borrowed funds. The balance in borrowed funds for 2002, including the treasury tax and loan account and loans from the Federal Home Loan Bank, was up $44,480 or

93.99%. The average balances of borrowed funds were $59,563, $29,347 and $43,396 for 2002, 2001, and 2000, respectively. Interest expense was up from $1,596 in 2001 to $2,491 in 2002. The cost of those funds in 2002 was 4.18%, down from 5.44% in 2001.

Provision for Loan Losses to Average Loans

| *2002* | *2001* | *2000* | *1999* | *1998* |
|---|---|---|---|---|
| **.52%** | .59% | .78% | .42% | .38% |

The provision for loan losses was $4,350, $4,790, and $6,373 for 2002, 2001, and 2000, respectively. Despite a recession during the year 2001 and a notable lack of recovery in 2002, loan quality improved as both net charge-offs and non-performing loans decreased first during 2001, and again during 2002. During 2002 and 2001, the most significant charge-offs were from real estate mortgage loans, which comprise approximately 67% of our loan portfolio. Consumer loan charge-offs improved from the prior year for both 2002 and 2001 due to the curtailment of the Sales Finance Division.

During 2000, we experienced deterioration in credit quality for both commercial and mortgage loans. However, the largest growth in net charge-offs was from consumer loans, particularly in the sales finance loans.

Noninterest Income (Less Securities Gains/Losses) to Average Assets

| *2002* | *2001* | *2000* | *1999* | *1998* |
|---|---|---|---|---|
| **2.09%** | 1.96% | 1.55% | 1.37%* | 1.35% |

* Ratio does not include the gain on the sale of the credit card portfolio.

In 2002, there was much emphasis placed on our existing client base. While we did not expand our market territory, we made changes aimed at increasing our share of our current market. Rather than introduce new product lines, we developed plans directed at selling our existing products, with emphasis on our seniors and Prime Time Gold programs aimed at attracting the more affluent market. We conducted over fifty events throughout our market area for this group in 2002. The events included health fairs as well as programs on topics such as fraud, "street smarts", identity theft, estate planning, long-term care, Medicare supplements, wealth management, and retirement fundamentals. In addition, we published and mailed a quarterly newsletter for both clients and non-clients in this segment of our market. We have noted an increase in services provided and in new clients as a result of these programs. We expect future growth from these programs over the next two to five years.

Total noninterest income includes fees generated from deposit services, loan services, insurance products, trust and other wealth management products and services, security gains, and all other non-interest income. We made significant improvement in enhancing our noninterest income during both 2002 and 2001. Noninterest income for 2002 was $27,442, up $3,053 over 2001 for a growth rate of 12.52%. Noninterest income for 2001 outpaced 2000 by $5,860, or 31.63%. Noninterest income represented 25.92%, 21.75% and 17.16% of total revenue for 2002, 2001, and 2000, respectively. During both 2002 and 2001, management continued to work at the implementation of our strategic plan, particularly in the services offered and fees assessed. The successful completion of theses initiatives has resulted in substantial growth for both years.

As an extension of our strategic plan, our franchises developed their own vision and mission statements, and business plans for achieving their goals. Those plans include specific programs for fostering additional client relationships. The execution of this program has resulted in greater sales not only in service charge revenue, but also other fees as well.

In 2002, fees generated from deposit services increased $1,299, or 8.74% over 2001. The additional income generated was derived primarily from service charges on deposit accounts (including overdraft fees), fees earned from use of our debit cards inclusive of interchange fees, and fees generated through our merchant business. Only minor changes were made to the fee structure on deposit account products during 2002.

For 2001, fees generated from deposit services increased $2,252, or 17.86% over 2000. The restructuring of fees on selected transaction accounts and account activity provided the growth. Some administrative fees were assessed to cover the cost of handling client accounts such as returned bank statements and return items.

Fees earned from loan services in 2002 were $700, or 20.45% greater than fees earned in 2001. Fees associated with originating loans were restructured at the end of the first quarter of 2002 in order to help offset operating costs associated with offering loan products. The new fee structure is tiered both on commercial and consumer loans and based on loan size.

In 2002, we added origination and closing fees on both commercial and consumer loans. This fee is tiered, and the charge depends on the size of the credit. The increase in fees attributable to the restructured fees and additional loan volume was approximately $916. In addition, the income in 2002 includes $139 in a prepayment penalty on a loan that was funded through the Federal Home Loan Bank. Finally, income on the sale of mortgage loans remained strong in 2002 due to both the originating and refinancing of approximately $77,000 in mortgage loans. While the gains on mortgage loans were up moderately over 2001, the amortization of mortgage servicing rights was up $173, or 671.30% over 2001. We recorded additional impairment of $159 during the fourth quarter of 2002 related to prepayments on the mortgage loans being serviced by the Company. In contrast to the past, most mortgage loans originated are sold with servicing released. The Company, however, still services approximately $80,000 in loans originated prior to 2002.

Fees earned from loan services for 2001 were $1,172, or 52.04%, greater than 2000. Document preparation fees, mortgage loan fees and gains on sales of mortgage loans were the main contributors to the increase. The mortgage loan business gained momentum during 2001 as rates fell to unprecedented lows. In 2000, we experienced a decrease in fees generated from mortgage originations of approximately $198, primarily due to interest rates.

Income earned on insurance products increased $458 or 13.46%, $1,406 or 70.45%, and $1,651 or 478.01% in 2002, 2001, and 2000, respectively. We implemented an insurance integration plan in 2001 aimed at improving our cross-selling performance between the Bank and the insurance company and continue to use and refine that plan. A secondary benefit resulting from increased sales is the opportunity to improve contingency income. Contingency income is a bonus received from the insurance underwriters and is based both on commission income and claims experience on our clients during the previous year. The change in income for insurance products in 2002 includes an increase of $91 for contingency income.

Our Financial Services division encompasses trust services, annuities and mutual funds, and specialized insurance products for business and estate secession. A manager was placed over this division in 2001 with the responsibility of fostering growth through building client relationships. The team was assembled at the end of 2002. In 2002, the revenue generated by this division decreased $96, or 6.14%. Revenue from mutual fund and annuity sales decreased $234. Trust revenue was up $118 in 2002 over 2001, offsetting some of the decrease from other products. The increase in trust revenue was attributable to new accounts as well as an additional 7.5 basis points received on accounts from our money manager. The renegotiation of the rate received from our money manager occurred mid-year. Income for this division for 2001 was $95, or 6.47%, greater than the prior year due to mutual fund and annuity sales. Trust revenue in 2001 declined $161, or 15.73% from the previous year. The reduction was due to the loss in value of the trust assets under management. As the stock market declined, the value of the trust accounts decreased. Fees charged by the Trust division are based, in part, on the value of the assets in the trust accounts.

Cash surrender value earned on bank owned life insurance ("BOLI") in 2002 was $517 greater than that earned in 2001 due to the period that BOLI was held by the Company. We purchased $20,000 in BOLI in late May 2001 for the purpose of offsetting the rising cost of health insurance. BOLI income earned in 2001 was $707.

A death benefit of approximately $200 was received during 2002 on a participant in the Company's deferred compensation plan. Also, cash surrender value earned on life insurance purchased through the Bank's deferred compensation plan in 2002 was approximately $40 less than 2001; the income recorded in 2001 was approximately $53 greater than that recorded in 2000. Both items discussed above were classified as other income.

Securities gains of $93 for 2002 resulted from $46,870 in security sales. These were primarily mortgage-backed securities that were sold to eliminate those securities with maturity concentrations or accelerated prepayments. Sales also included securities in the agency, obligation of state and political subdivision, and other preferred stock sectors.

Securities gains of $94 for 2001 resulted from $18,620 in security sales. These securities included odd lot mortgage-backed securities, preferred stock, and collateralized mortgage obligations. The proceeds from these funds were used to reinvest in other mortgage-backed securities and to fund bank owned life insurance.

Noninterest Expense to Average Assets

| *2002* | *2001* | *2000* | *1999* | *1998* |
|---|---|---|---|---|
| 3.86% | 3.78% | 3.55% | 3.62% | 3.68% |

Total noninterest expense includes salaries and employee benefits, data processing, net occupancy, equipment, and other noninterest expense. Noninterest expense was $50,496, $46,747, and $42,474 for 2002, 2001, and 2000, respectively. Noninterest expense increased 8.02%, 10.06%, and 2.40% for 2002, 2001, and 2000, respectively.

Salaries and employee benefits represent 58.22%, 56.62% and 53.37% of total noninterest expenses at December 31, 2002, 2001, and 2000, respectively. As a percent of net interest-and noninterest income, salaries and employee benefits were 37.06%, 37.16% and 35.51% for the years 2002, 2001, and 2000, respectively. Salaries and employee benefits cost for 2002 increased $2,933 over 2001.

Salaries for 2002 increased $922, or 5.05%, over 2001 due to normal annual salary increases and staff additions. The additions occurred in the two fastest growing markets of the Company, Desoto and Lee Counties, and were primarily lending staff to enhance the Company's loan growth. Incentive cost in 2002 increased $859, or 48.76%, over 2001 as a result of the improvement in the Company's performance. Commission expense in 2002 was $234, or 37.50%, greater than 2001 due to the additional revenue generated through insurance, mortgage and merchant sales. Our insurance producers, mortgage originators and merchant representatives are paid primarily on a commission basis. In addition, health and life insurance cost was $701, or 36.95%, greater than 2001. The increase in health and life insurance is due to the rising cost of insurance as well as increased claims filed for 2002. Retirement plan cost in 2002 was $201 greater than 2001 due to the increase in the Company's match for the 401(k) plan as well as cost associated with the defined contribution plan.

For 2001, salaries and employee benefits were up $3,799, or 16.76% over 2000. Regular salaries and insurance commissions were up 6.12% and 119.70%, respectively in 2001. The size of both increases is due primarily to normal salary increases, the timing of adding insurance agencies and the opening of new banking facilities during 2000. Employee overtime continued to drop from prior year levels, offsetting a part of the increase. The most significant change in salaries and benefits came from the incentive plan, up $1,764, and related employment taxes. There was no incentive expense for 2000. Increases in other costs including health insurance, pension, post retirement benefits, and ESOP funding contributed to the growth.

Data processing cost for 2002 was up $263, or 7.52%, over 2001. The increase is attributable to volume for our merchant business as well as services with our core service provider. The upgrade of our deposit platform system increased cost, as did the implementation of a new consumer internet banking platform. In addition, a new loan platform system will be installed in the first quarter of 2003.

In 2001, data processing expenses increased 9.97%, or $317, over 2000. During 2001, we installed a teller platform system purchased from our core service provider, Metavante. While costs related to the use of this system increased, other costs decreased such as other losses and charge-offs as cash and fraud losses dissipated.

Occupancy expense in 2002 was down $62 from 2001 due largely to the sale of a building in January, 2002. Occupancy expense in 2001 was up a modest 1.77%, or $55, over 2000. This change was due to an increase in depreciation for buildings and furniture, janitorial costs, and utilities. These costs were partially offset by decreases in rent expense and building supplies, and the recognition of a loss on the sale of a building during 2001.

Computer and equipment expenses have increased $146, $151, and $765 over the prior year expense for the years 2002, 2001, and 2000, respectively. These increases resulted from computer and software depreciation, maintenance and support fees. We have made several technological enhancements during 2002 and 2001 including the installation of a teller platform system, and upgrading both our deposit platform system and the credit-scoring module. We also upgraded data storage to a robotic DVD device, providing near on-line access to data (check images), and purchased software to enhance read rates in item processing. These upgrades have enhanced productivity, reduced losses, and provided better service for our clients. We have noted improvement in both cash short and losses and charge-offs as a result of the teller platform and deposit platform systems.

We are in the process of implementing a new loan platform system, which will be operational in the first quarter of 2003. Additionally, information security has been enhanced through software, hardware, and retention of services by experts in that field. It has been, and will continue to be, our practice to seek technological improvements, to evaluate the benefits, and to progress with implementation of systems that are deemed beneficial for our clients and shareholders. This practice is directly influenced by our vision to be the financial services advisor and provider of choice in the communities we serve. As noted, the increase in computer and equipment expense for 2002 and 2001 is less than the increase for 2000. In 2000, we experienced an increase in depreciation largely attributable to assets purchased in December 1999. The largest additions included the wide area network, document imaging software, and credit scoring software. Due to the specifications of the software, a significant investment was also made in microcomputers.

Other noninterest expense in 2002 was $469, up 4.43%, over 2001. Increases were noted in public relations due largely to sponsorship of a hospice house, contribution to Future Focus, and the publication of a newsletter for senior citizens. Telephone and data line cost increased due to enhancements made in our call center and upgrades to either 256K data lines or T1 data lines at most locations for enhanced efficiency. Other fees also increased due to fees paid to consultants based on revenue enhancements generated from implementing their recommendations and fees paid to information technology consultants specificially to address our strategic technology plan, infrastructure (including network) assessment, and security. Other insurance expense, other than building and auto, increased 28.79% over 2001. Decreases in 2002 include OREO expense, down $195 due to impairment recorded in 2001 of $280, other losses and charge offs down $96 from 2001, and intangible amortization down $325 from 2001 as a result of compliance with FASB Statement No. 142. The Company will continue to amortize an intangible originating from a purchase in compliance with FASB Statement No. 147. All other intangible assets will be evaluated periodically for impairment based on the present value of future cash flows.

Remaining relatively flat for 2001, other noninterest expense in 2001 decreased .46%, or $49, over 2000. Increases recorded included the recognition of impairment on other real estate owned, mortgage fees, intangible amortization, postage expense, and title insurance cost. These increases were offset by reductions in travel, dues, fees, marketing, telephone, stationery and supplies.

Efficiency Ratio

| *2002* | *2001* | *2000* | *1999* | *1998* |
|---|---|---|---|---|
| 61.24% | 62.71% | 63.13% | 63.82% | 64.56% |

Our efficiency ratio continues to improve from prior year levels. This ratio is a standard performance measurement tool which encompasses tax-equivalent net interest income, noninterest income (excluding security gains) and noninterest expense. The increase in tax-equivalent net interest income and noninterest income, less security gains continue to provide the catalyst for the improvement. Tax-equivalent net interest income has improved as the result of proactive pricing decisions made by our Asset Liability Committee as well as strategic structuring of cash flow from investments and borrowed funds. We have also benefited from being in the position of repricing liabilities faster than assets in the rate environment we have been operating under. Noninterest income has improved due to our offering of new products as well as acquiring new clients. As evidenced in our slogan "more than a bank", we have expanded our product line from traditional banking services to a full line of financial services including insurance products, financial planning, investments and fiduciary services. Noninterest expenses in 2002, while up 8.02% over 2001, were more than offset by the improvement in revenue. While we emphasized operating expense control, we also recognized that additional cost was necessary in order to expand our product line and improve our level of service. As the efficiency ratios above show, the additional cost incurred by the Company over the last five years was more than offset by the additional revenue generated.

Income tax expense for 2002, 2001, and 2000 was $6,819, $5,109, and $3,800, respectively. The effective tax rates for those years were 27.85%, 25.94%, and 25.36%. During the last three years, we continued to invest in tax-exempt securities, and tax-free leases and loans. The average tax-exempt securities as a percentage of the investment portfolio increased from 31.49% in 2000 to 32.61% in 2001, and then decreased to 28.43% in 2002. In 2002, we recorded a nontaxable death benefit from life insurance. In 2001, we purchased $20,000 in bank owned life insurance. This purchase resulted in recording $1,224 and $707 in tax-exempt income for 2002 and 2001, respectively.

## Risk Management

The management of risk is an on-going process. Primary risks that are associated with the Company include credit, interest rate, and liquidity risks.

## Credit Risk

Inherent in any lending activity is credit risk, that is, the risk of loss should a borrower or trading counter-party default. Credit risk is monitored and managed by a Loan Committee and a Loss Management Committee. Credit quality and policies are major concerns of these committees. We try to maintain diversification within our loan portfolio in order to minimize the effect of economic conditions within a particular industry.

The allowance for loan losses is available to absorb probable credit losses inherent in the entire loan portfolio. The appropriate level of the allowance is based on a quarterly analysis of the loan portfolio and represents an amount that management deems adequate to provide for inherent losses, including collective impairment as recognized under FASB Statement No. 5, "Accounting for Contingencies". The collective impairment is calculated based on loans grouped by grade. Another component of the allowance is losses on loans assessed as impaired under SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". The balance of these loans determined as impaired under FASB Statement No. 114 and their related allowance is included in management's estimation and analysis of the allowance for loan losses. Other considerations in establishing the allowance for loan losses include economic conditions reflected within industry segments, unemployment rate in our market, loan segmentation, and historical losses that are inherent in the loan portfolio. If the allowance is deemed inadequate, management provides additional reserves through the provision for loan losses. The allowance for loan losses was $12,203 and $11,354 at December 31, 2002 and 2001, respectively.

## Allowance for Loan Losses to Loans

| *2002* | *2001* | *2000* | *1999* | *1998* |
|---|---|---|---|---|
| **1.41%** | 1.37% | 1.29% | 1.26% | 1.34% |

The net charge-offs for 2002 and 2001 were $3,501 and $3,972, respectively. Below is a chart showing net charge-offs as a percent of total net charge-offs by each category. Charge-offs and recovery amounts by loan category are presented on page 30.

| | *2002* | *2001* | *2000* | *1999* | *1998* |
|---|---|---|---|---|---|
| **Net charge-offs** | | | | | |
| Commercial, financial, and agricultural | **26.96%** | 22.96% | 36.25% | 25.17% | 14.06% |
| Lease financing | — | — | — | — | — |
| Real estate-construction | **2.60** | 1.46 | .56 | 1.18 | 1.11 |
| Real estate-mortgage | **49.87** | 42.17 | 27.92 | 6.36 | 8.65 |
| Installment loans to individuals | **20.57** | 33.41 | 35.27 | 67.29 | 76.18 |
| **Total net charge-offs** | **100.00%** | 100.00% | 100.00% | 100.00% | 100.00% |

Higher credit standards resulted in lower net charge-offs for 2002 of $471, or 11.86% from 2001. For 2002, the most significant change in net charge-offs was in the consumer loan sector, which decreased $607, or 36.17% from 2001. This improvement was primarily due to the sales finance loans that continued to decrease; losses in sales finance loans decreased 43.08% from 2001. Net charge-offs in real estate-mortgage loans in 2002 were up $71, or 1.76%, primarily due to the increased loan volume in that sector of $41,238, or 7.73%. Net charge-offs for commercial, financial and agricultural and real estate construction loans were relatively unchanged from 2001. Loan losses for 2001 were significantly below 2000, dropping 32.62%, or $1,923. Commercial loan and consumer loan net charge-offs decreased 57.32% and 36.17%, respectively, in 2001. The majority of the consumer loans charged off in both 2001 and 2000 were in used automobiles and sales finance loans. Net charge-offs for 2001 in real estate mortgage and real estate-construction loans were in line with net charge-offs from those categories in 2000. The charge-offs in real estate mortgage loans for both 2001 and 2000 consisted of older credits comprised of 1 – 4 family and nonfarm residential properties. These losses resulted from poor underwriting. During 2001, we enhanced our underwriting criteria by implementing higher credit standards, by evaluating loan officer credit limits, and by more closely evaluating real estate appraisals. Management continues to monitor loans and utilize diligent collection efforts.

Net Charge-offs to Average Loans

| *2002* | *2001* | *2000* | *1999* | *1998* |
|---|---|---|---|---|
| .42% | .49% | .72% | .38% | .30% |

Nonperforming loans are those on which the accrual of interest has stopped or the loans are contractually past due 90 days. Generally, the accrual of income is discontinued when the full collection of principal or interest is in doubt, or when the payment of principal or interest has been contractually 90 days past due, unless the obligation is both well secured and in the process of collection.

During 2002, we continued to refine the credit scoring process that was implemented in 1999. Toward the end of the year, formalized underwriting standards for small business loans were implemented. The credit scoring is used as a tool for evaluating credit risk and is proving itself as an effective tool. Management has recognized the improvement in loan quality as loans are being scored.

We have a number of documented loan policies and procedures that set forth the approval and monitoring process of the lending function. Adherence to these policies and procedures is mandated by management and the Board of Directors.

The Company operates a number of committees and an underwriting staff that oversee the lending operation. Those include in-house loan and loss management committees, and a Board of Directors loan committee. In addition, we maintain a loan review staff.

The underwriters review and score loan requests that are made by our lending staff. In compliance with policy, the lending staff is given lending limits based on their knowledge and experience. In addition, each lending officer's prior performance is evaluated for credit quality and compliance as a tool for establishing and enhancing lending limits.

Before funds are advanced, loans are scored by the underwriters. Grades are assigned based on the scoring of the loans that are funded. This information is used to assist management in monitoring the credit quality. Loan requests of amounts greater than the officers' lending limits are reviewed by an in-house loan committee. This committee is comprised of executive management. Decisions on funding loan requests are made or declined at this level provided they are within approved lending limits. Loan requests that exceed this group's lending authority are submitted to a loan committee comprised of members of the Board of Directors.

The allowance for loan losses is established after input from management, loan review, and the Loss Management Committee. An evaluation of the adequacy of the allowance is based on the types of loans, the credit risk in the portfolio, economic conditions and trends within each of these factors. The Loss Management Committee monitors loans that are past due or those that have been downgraded due to a decline in the collateral value or cash flow of the debtor.

Foreclosure proceedings are initiated after all collection efforts have failed and the sale of the collateral has resulted in a deficiency balance. Loans that have a deficiency balance are sent to the loan committee comprised of the Board of Directors for charge-off approval. These charge-offs reduce the allowance for loan losses.

All loans are classified into grades by lending personnel. These grades are used in the calculation for the adequacy of the allowance for loan losses. Loan grades range between 1 and 9, with 1 being loans with the least credit risk. Allowance factors established by management are applied to each grade to determine the amount needed in the allowance for loan losses. Loan review personnel monitor the grades assigned to loans through periodic examination. The allowance factors are established based on our loss experience, adjusted for trends and expectations about losses inherent in our existing portfolios, as well as regulatory guidelines for criticized loans. For impaired loans, a specific reserve is established to adjust the carrying value of the loan to its fair value.

The adequacy of the allowance for loan losses is calculated quarterly. These calculations are reviewed by management and the internal loan review staff. If the allowance is deemed inadequate, management increases the allowance by a charge to the provision for loan losses.

On a monthly basis, management and the Board of Directors review loan ratios. These ratios include the loan to deposit ratio, the allowance for loan losses as a percentage of total loans, net charge-offs as a percentage of average loans, the provision for loan losses as a percentage of average loans, nonperforming loans as a percentage of total loans, and the allowance coverage on nonperforming loans. In addition, management reviews past due ratios by officer, community bank, and Company.

Non-Accrual, Past Due and Restructured Loans to Loans

| *2002* | *2001* | *2000* | *1999* | *1998* |
|---|---|---|---|---|
| .42% | .77% | .87% | 1.01% | .53% |

Summary of Loan Loss Experience
*(In Thousands)*

The table below reflects the activity in the allowance for loan losses for the years ended December 31:

| | *2002* | *2001* | *2000* | *1999* | *1998* |
|---|---|---|---|---|---|
| Balance at beginning of year | $11,354 | $10,536 | $10,058 | $ 9,742 | $ 9,221 |
| Provision for loan losses | 4,350 | 4,790 | 6,373 | 3,192 | 2,591 |
| Charge-offs | | | | | |
| Commercial, financial, agricultural | 1,025 | 951 | 2,237 | 882 | 433 |
| Lease financing | — | — | — | — | — |
| Real estate-construction | 142 | 59 | 37 | 41 | 34 |
| Real estate-mortgage | 1,972 | 1,719 | 1,746 | 223 | 267 |
| Installment loans to individuals | 1,028 | 1,574 | 2,338 | 2,288 | 1,803 |
| Total charge-offs | 4,167 | 4,303 | 6,358 | 3,434 | 2,537 |
| Recoveries | | | | | |
| Commercial, financial, agricultural | 81 | 39 | 100 | 158 | 142 |
| Lease financing | — | — | — | — | — |
| Real estate-construction | 51 | 1 | 4 | 7 | 11 |
| Real estate-mortgage | 226 | 44 | 100 | 40 | 88 |
| Installment loans to individuals | 308 | 247 | 259 | 353 | 226 |
| Total recoveries | 666 | 331 | 463 | 558 | 467 |
| Net charge-offs | 3,501 | 3,972 | 5,895 | 2,876 | 2,070 |
| Balance at end of year | $12,203 | $11,354 | $10,536 | $10,058 | $ 9,742 |

The following table presents in thousands the allocation of the allowance for loan losses by loan category at December 31 for each of the years presented. There is a significant difference in the reserve allocated for commercial, financial, agricultural and for real estate-mortgage for 2002 compared to prior years. In prior years, the reserve was allocated based on our internal "watch list" and was classified based on the business purpose of the loan. In 2002, the reserve was allocated based on FDIC Call Report classifications, consistent with the grouping of loans presented in this report.

| | *2002* | *2001* | *2000* | *1999* | *1998* |
|---|---|---|---|---|---|
| Commercial, financial, agricultural | $ 2,724 | $ 6,838 | $ 6,470 | $ 7,170 | $ 6,852 |
| Lease financing | 279 | 330 | 371 | 349 | 247 |
| Real estate-construction | 343 | — | — | — | — |
| Real estate-mortgage | 7,603 | 1,704 | 1,246 | 195 | 283 |
| Installment loans to individuals | 1,055 | 2,346 | 2,238 | 1,982 | 1,933 |
| Unallocated | 199 | 136 | 211 | 362 | 427 |
| Total | $12,203 | $11,354 | $10,536 | $10,058 | $ 9,742 |

**Loans by Category to Total Loans**

The following table presents the percentage of loans, by category, to total loans at December 31 for each of the years presented:

| | *2002* | *2001* | *2000* | *1999* | *1998* |
|---|---|---|---|---|---|
| Commercial, financial, agricultural | 16.15% | 16.73% | 17.67% | 17.31% | 16.99% |
| Lease financing | 1.78 | 1.99 | 2.27 | 2.19 | 1.70 |
| Real estate-construction | 4.30 | 3.69 | 3.15 | 4.68 | 3.62 |
| Real estate-mortgage | 66.54 | 64.42 | 61.46 | 57.61 | 55.59 |
| Installment loans to individuals | 11.23 | 13.17 | 15.45 | 18.21 | 22.10 |
| Total | 100.00% | 100.00% | 100.00% | 100.00% | 100.00% |

**Loan Loss Analysis**
*(In Thousands)*

| | *2002* | *2001* | *2000* | *1999* | *1998* |
|---|---|---|---|---|---|
| Loans-average | $837,106 | $816,658 | $816,588 | $765,199 | $681,563 |
| Loans-year end | 863,308 | 827,696 | 815,854 | 799,085 | 729,156 |
| Net charge-offs | 3,501 | 3,972 | 5,895 | 2,876 | 2,070 |
| Allowance for loan losses | 12,203 | 11,354 | 10,536 | 10,058 | 9,742 |

**Loan Ratios**

| | *2002* | *2001* | *2000* | *1999* | *1998* |
|---|---|---|---|---|---|
| Net charge-offs to: | | | | | |
| Loans-average | .42% | .49% | .72% | .38% | .30% |
| Allowance for loan losses | 28.69% | 34.98% | 55.95% | 28.59% | 21.25% |
| Allowance for loan losses to: | | | | | |
| Loans-year end | 1.41% | 1.37% | 1.29% | 1.26% | 1.34% |
| Nonperforming loans | 338.22% | 178.63% | 147.89% | 126.47% | 261.95% |
| Nonperforming loans to: | | | | | |
| Loans-year end | .42% | .77% | .87% | 1.00% | .51% |
| Loans-average | .43% | .78% | .87% | 1.04% | .55% |

The following table shows the principal amounts of non-accrual and restructured loans at December 31:

| | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| Nonperforming loans: | | | | | |
| Nonaccruing | $ 1,417 | $ 614 | $ 1,209 | $ 136 | $ 204 |
| Accruing loans past due 90 days or more | 2,191 | 5,742 | 5,915 | 7,817 | 3,515 |
| Total nonperforming loans | 3,608 | 6,356 | 7,124 | 7,953 | 3,719 |
| Restructured loans | — | — | — | 146 | 178 |
| Total | $ 3,608 | $ 6,356 | $ 7,124 | $ 8,099 | $ 3,897 |

Management, the Loss Management Committee, and our loan review staff closely monitor loans that are considered to be nonperforming. When evaluating nonaccrual and restructured loans, the interest income foregone and recognized from 1998 through 2002 was not significant.

Restructured loans are those for which concessions have been granted to the borrower due to a deterioration of the borrower's financial condition. Such concessions may include reduction in interest rates, or deferral of interest or principal payments.

Real estate acquired through the satisfaction of loan indebtedness ("OREO") is recorded at the lower of cost or fair market value based on appraised value, less estimated selling costs. Any deficiency between the loan balance and the purchase price of the property is charged to the allowance for loan losses. Subsequent sales of the property may result in gains or losses. OREO increased to $3,180 at December 31, 2002, up from $2,886 at December 31, 2001. Proceeds from sales of OREO for 2002 were $3,440, with losses of $36. We acquired $3,796 in OREO during 2002 and sold $2,056 for a turnover rate of 54.16%. We incurred $16 in losses on the property both purchased and sold in 2002. OREO increased $610 in 2001 over the 2000 level. Proceeds from sales of OREO for 2001 were $2,402, with gains of $47. We acquired $3,184 in OREO during 2001 and sold $1,289, or 40.49%, of the ORE acquired in 2001.

Interest Rate Risk

The majority of assets and liabilities of a financial institution are monetary in nature and therefore differ greatly from most commercial and industrial companies that have significant investments in fixed assets and inventories.

Management believes the most significant impact on financial results stems from our ability to react to changes in interest rates. Therefore, we are constantly monitoring our rate sensitivity.

We have an Asset/Liability Committee ("ALCO"), which is duly authorized by the Board of Directors to monitor our position and to make decisions relating to that process. The ALCO's goal is to maximize net interest income while providing us with an acceptable level of market risk due to changes in interest rates.

Market risk is the risk of loss from adverse changes in market prices and rates. Our market risk arises primarily from interest rate risk inherent in lending and deposit-taking activities. To that end, management actively monitors and manages our interest rate risk exposure.

Profitability is affected by fluctuations in interest rates. A sudden and substantial change in interest rates may adversely impact our earnings because the interest rates borne by assets and liabilities do not change at the same speed, to the same extent, or on the same basis. We monitor the impact of changes in interest rates on our net interest income using several tools. One measure of our exposure to differential changes in interest rates between assets and liabilities is shown in the Maturity and Rate Sensitivity Analysis ("GAP Analysis"). Another test measures the impact on net interest income and net portfolio value ("NPV") of an immediate change in interest rates in 100 basis point increments. NPV is defined as the net present value of assets, liabilities, and off-balance sheet contracts.

Following is the estimated impact of immediate changes in interest rates at the specified levels at December 31:

| Change in Interest Rates (In Basis Points) | *Percentage Change In:* Net Interest Income [(1)] 2002 | 2001 | Net Portfolio Value[(2)] 2002 | 2001 |
|---|---|---|---|---|
| +200 | .2% | 2.3% | (8.4%) | 2.0% |
| +100 | .2% | 1.2% | (4.3%) | 1.3% |
| -100 | (.4%) | (1.9%) | 4.3% | (2.8%) |
| -200 | (5.5%) | (6.7%) | 5.5% | (11.3%) |

(1) The percentage change in this column represents net interest income for 12 months in a stable interest rate environment versus the net interest income in the various rate scenarios.

(2) The percentage change in this column represents our NPV in a stable interest rate environment versus the NPV in the various rate scenarios.

Our primary objective in managing interest rate risk is to minimize the adverse impact of changes in interest rates on net interest income and capital, while structuring our asset-liability composition to obtain the maximum yield-cost spread. We rely primarily on our asset-liability strategies to control interest rate risk. The results of the interest rate shock are within the limits set by the Board of Directors.

We continually evaluate interest rate risk management opportunities, including the possible use of derivative financial instruments. At December 31, 2002, we had not entered into any derivative contracts or hedging instruments.

Computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan prepayments, and deposits decay, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions the ALCO could undertake in response to changes in interest rates.

Certain shortcomings are inherent in the method of analysis presented in the computation of net interest income and NPV. Actual values may differ from those projections presented in cases where market conditions vary from assumptions used in the calculation of net interest income and the NPV.

Liquidity Risk

Liquidity management is the ability to meet the cash flow requirements of customers who may be either depositors wishing to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs.

Core deposits are a major source of funds used to meet cash flow needs. Maintaining the ability to acquire these funds as needed in a variety of money markets is the key to assuring liquidity. Approximately 66% of our time deposits are composed of accounts with balances less than $100. When evaluating the movement of these funds, even during large interest rate changes, it is apparent that we continue to attract deposits that can be used to meet cash flow needs. Another source available for meeting our liquidity needs is available for sale securities. The available for sale portfolio is composed of securities with a readily available market that can be converted to cash if the need arises. During 2002, the most significant purchase of investment securities was in the mortgage-backed sector. These securities provide a monthly cash flow of both principal and interest. We used this structure in order to provide liquidity to fund future loan growth as the economy improves. In addition, we maintain a federal funds position that provides day-to-day funds to meet liquidity needs and may also obtain advances from the Federal Home Loan Bank or the treasury tax and loan note account in order to meet liquidity needs.

Repayments and maturities of loans provide substantial sources of liquidity. Approximately 58.69% of our loans mature or reprice within the next twelve months.

## Capital Resources

Total shareholders' equity of the Company was $132,778 and $123,582 at December 31, 2002 and 2001, respectively. Shareholders' equity increased 7.44% during 2002, and 1.58% during 2001. The growth in capital for both years was attributable to earnings and unrealized securities gains, less dividends declared and treasury shares purchased. Approximately 130,000 and 352,000 shares of stock were purchased during 2002 and 2001, respectively, for a total purchase price of $4,700 and $9,168, respectively. During 2000, we purchased approximately 218,000 shares of stock and issued approximately 71,000 shares in an acquisition. In addition, the change in the net unrealized gain (loss) on securities available for sale increased capital in 2002 by $3,272 and in 2001 by $2,202. Shareholders' equity as a percentage of assets was 9.88% and 9.85% at December 31, 2002 and 2001, respectively.

The Federal Reserve Board, the FDIC, and the OCC have issued guidelines for governing the levels of capital that banks are to maintain. Those guidelines specify capital tiers, which include the following classifications:

| *Capital Tiers* | *Tier 1 Risk-Based Capital* | *Total Risk-Based Capital* | *Leverage Ratio* |
|---|---|---|---|
| Well Capitalized | 6% or above | 10% or above | 5% or above |
| Adequately capitalized | 4% or above | 8% or above | 4% or above |
| Undercapitalized | Less than 4% | Less than 8% | Less than 4% |
| Significantly undercapitalized | Less than 3% | Less than 6% | Less than 3% |
| Critically undercapitalized | 2% or less | | |

Tier 1 Leverage ratios were 9.28 % and 9.20% at December 31, 2002 and 2001, respectively, meeting the guidelines for a well-capitalized company. At December 31, 2002, the total Tier 1 and total risk-based capital were $120,719 and $131,734, respectively. Tier 1 and total risk-based capital at December 31, 2001, were $113,106 and $123,646, respectively.

Cash dividends have increased fifteen consecutive years (see selected financial data on page 15 for the previous five years). Book value per share was $23.82 and $21.66 at December 31, 2002 and 2001, respectively. The increase in capital for both years, excluding the effect of the net unrealized gain on securities available for sale, was internally generated due to a retention of earnings of 64.41% and 61.48% during 2002 and 2001, respectively.

## SEC Form 10-K

A COPY OF THIS ANNUAL REPORT ON FORM 10-K, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, MAY BE OBTAINED WITHOUT CHARGE BY DIRECTING A WRITTEN REQUEST TO: JAMES W. GRAY, EXECUTIVE VICE PRESIDENT, THE PEOPLES BANK & TRUST COMPANY, P. O. BOX 709, TUPELO, MS 38802-0709.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information appearing under the heading "Interest Rate Risk" in Item 7 of this Annual Report on Form 10-K is incorporated herein by reference.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Consolidated financial statements of the Company meeting the requirements of Regulation S-X are included on the succeeding pages of this Item. All other schedules have been omitted because they are not required or are not applicable.

### THE PEOPLES HOLDING COMPANY AND SUBSIDIARY
### CONSOLIDATED FINANCIAL STATEMENTS
### Years Ended December 31, 2002, 2001, and 2000

CONTENTS


| | Page |
|---|---|
| Report of Independent Auditors | 36 |
| Consolidated Balance Sheets | 37 |
| Consolidated Statements of Income | 38 |
| Consolidated Statements of Changes in Shareholders' Equity | 39 |
| Consolidated Statements of Cash Flows | 40 |
| Notes to Consolidated Financial Statements | 41 |

# Report of Independent Auditors

Board of Directors and Shareholders
The Peoples Holding Company
Tupelo, Mississippi

We have audited the accompanying consolidated balance sheets of The Peoples Holding Company and subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Peoples Holding Company and subsidiary at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note Q to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, in 2002.

Ernst & Young LLP

Memphis, Tennessee
January 21, 2003

# The Peoples Holding Company
# Consolidated Balance Sheets

*(In Thousands, Except Share Data)*

| | December 31 2002 | December 31 2001 |
|---|---|---|
| **Assets** | | |
| Cash and due from banks | $ 46,422 | $ 41,475 |
| Federal funds sold | — | 7,000 |
| Interest-bearing balances with banks | 12,319 | 22,937 |
| Cash and cash equivalents | 58,741 | 71,412 |
| Securities available for sale | 344,781 | 277,293 |
| Loans, net of unearned income | 863,308 | 827,696 |
| Allowance for loan losses | (12,203) | (11,354) |
| Net loans | 851,105 | 816,342 |
| Premises and equipment, net | 29,289 | 28,346 |
| Other assets | 60,596 | 61,334 |
| **Total assets** | $ 1,344,512 | $ 1,254,727 |
| **Liabilities and shareholders' equity** | | |
| **Liabilities** | | |
| Deposits | | |
| Noninterest-bearing | $ 147,565 | $ 145,690 |
| Interest-bearing | 951,483 | 917,365 |
| Total deposits | 1,099,048 | 1,063,055 |
| Treasury tax and loan note account | 5,498 | 6,181 |
| Advances from the Federal Home Loan Bank | 86,308 | 41,145 |
| Other liabilities | 20,880 | 20,764 |
| **Total liabilities** | 1,211,734 | 1,131,145 |
| **Shareholders' equity** | | |
| Common Stock, $5 par value –15,000,000 shares authorized, 6,212,284 issued; 5,574,733 and 5,704,680 outstanding at December 31, 2002 and 2001, respectively | 31,061 | 31,061 |
| Treasury stock, at cost | (17,556) | (12,856) |
| Additional paid-in capital | 39,930 | 39,850 |
| Retained earnings | 73,935 | 63,391 |
| Accumulated other comprehensive income | 5,408 | 2,136 |
| **Total shareholders' equity** | 132,778 | 123,582 |
| **Total liabilities and shareholders' equity** | $ 1,344,512 | $ 1,254,727 |

*See notes to consolidated financial statements.*

The Peoples Holding Company
Consolidated Statements of Income

*(In Thousands, Except Share Data)*

| | Year ended December 31 | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| **Interest income** | | | |
| Loans | $ 61,379 | $ 70,587 | $ 72,919 |
| Securities: | | | |
| Taxable | 12,263 | 11,582 | 11,671 |
| Tax-exempt | 4,444 | 4,724 | 4,385 |
| Other | 332 | 873 | 459 |
| **Total interest income** | 78,418 | 87,766 | 89,434 |
| **Interest expense** | | | |
| Deposits | 24,034 | 39,326 | 42,169 |
| Borrowings | 2,491 | 1,596 | 1,963 |
| **Total interest expense** | 26,525 | 40,922 | 44,132 |
| **Net interest income** | 51,893 | 46,844 | 45,302 |
| Provision for loan losses | 4,350 | 4,790 | 6,373 |
| **Net interest income after provision for loan losses** | 47,543 | 42,054 | 38,929 |
| **Noninterest income** | | | |
| Service charges on deposit accounts | 12,578 | 11,616 | 9,722 |
| Fees and commissions | 9,070 | 7,679 | 5,209 |
| Trust revenue | 981 | 863 | 1,024 |
| Securities gains | 93 | 94 | — |
| BOLI income | 1,224 | 707 | — |
| Merchant discounts | 1,275 | 1,183 | 1,084 |
| Other | 2,221 | 2,247 | 1,490 |
| **Total noninterest income** | 27,442 | 24,389 | 18,529 |
| **Noninterest expense** | | | |
| Salaries and employee benefits | 29,400 | 26,467 | 22,668 |
| Data processing | 3,761 | 3,498 | 3,181 |
| Net occupancy | 3,107 | 3,169 | 3,114 |
| Equipment | 3,180 | 3,034 | 2,883 |
| Other | 11,048 | 10,579 | 10,628 |
| **Total noninterest expense** | 50,496 | 46,747 | 42,474 |
| Income before income taxes | 24,489 | 19,696 | 14,984 |
| Income taxes | 6,819 | 5,109 | 3,800 |
| Income before cumulative effect of accounting change | 17,670 | 14,587 | 11,184 |
| Cumulative effect of accounting change | (1,300) | — | — |
| **Net income** | $ 16,370 | $ 14,587 | $ 11,184 |
| **Basic and diluted earnings per share:** | | | |
| Income before cumulative effect of accounting change | $ 3.15 | $ 2.48 | $ 1.83 |
| Cumulative effect of accounting change | (0.23) | — | — |
| **Net income** | $ 2.92 | $ 2.48 | $ 1.83 |
| Weighted average shares outstanding | 5,609,289 | 5,873,423 | 6,108,196 |
| Weighted average shares outstanding-diluted | 5,614,266 | 5,875,088 | 6,108,196 |

*See notes to consolidated financial statements*

# The Peoples Holding Company
# Consolidated Statements of Shareholders' Equity

*(In Thousands, Except Share Data)*

| | Common Stock Shares | Common Stock Amount | Treasury Stock | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Total |
|---|---|---|---|---|---|---|---|
| **Balance at December 31, 1999** | 6,204,784 | $ 31,061 | $ (230) | $ 39,959 | $ 48,580 | $ (3,281) | $ 116,089 |
| Comprehensive income: | | | | | | | |
| Net income | | | | | 11,184 | | 11,184 |
| Other comprehensive income: | | | | | | | |
| Unrealized holding gains on securities available for sale (net of tax of $1,985) | | | | | | 3,215 | 3,215 |
| Comprehensive income | | | | | 11,184 | 3,215 | 14,399 |
| Cash dividends ($.88 per share) | | | | | (5,341) | | (5,341) |
| Common stock issued for acquisition | 70,500 | | 1,720 | (28) | | | 1,692 |
| Treasury stock purchased | (218,385) | | (5,178) | | | | (5,178) |
| **Balance at December 31, 2000** | 6,056,899 | 31,061 | (3,688) | 39,931 | 54,423 | (66) | 121,661 |
| Comprehensive income: | | | | | | | |
| Net income | | | | | 14,587 | | 14,587 |
| Other comprehensive income: | | | | | | | |
| Unrealized holding gains on securities available for sale (net of tax of $1,398) | | | | | | 2,260 | 2,260 |
| Less reclassification adjustment for gains realized in net income (net of tax of ($36)) | | | | | | (58) | (58) |
| Comprehensive income | | | | | 14,587 | 2,202 | 16,789 |
| Cash dividends ($.96 per share) | | | | | (5,619) | | (5,619) |
| Treasury stock purchased | (352,219) | | (9,168) | (81) | | | (9,249) |
| **Balance at December 31, 2001** | 5,704,680 | 31,061 | (12,856) | 39,850 | 63,391 | 2,136 | 123,582 |
| Comprehensive income: | | | | | | | |
| Net income | | | | | 16,370 | | 16,370 |
| Other comprehensive income: | | | | | | | |
| Unrealized holding gains on securities available for sale (net of tax of $2,062) | | | | | | 3,329 | 3,329 |
| Less reclassification adjustment for gains realized in net income (net of tax of ($36)) | | | | | | (57) | (57) |
| Comprehensive income | | | | | 16,370 | 3,272 | 19,642 |
| Cash dividends ($1.04 per share) | | | | | (5,826) | | (5,826) |
| Stock option compensation | | | | 80 | | | 80 |
| Treasury stock purchased | (129,947) | | (4,700) | | | | (4,700) |
| **Balance at December 31, 2002** | 5,574,733 | $ 31,061 | $ (17,556) | $ 39,930 | $ 73,935 | $ 5,408 | $ 132,778 |

*See notes to consolidated financial statements.*

The Peoples Holding Company
Consolidated Statements of Cash Flows

*(In Thousands)*

| | Year ended December 31 | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| **Operating activities** | | | |
| Net income | $ 16,370 | $ 14,587 | $ 11,184 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Provision for loan losses | 4,350 | 4,790 | 6,373 |
| Net amortization of securities | 1,200 | 202 | 258 |
| Depreciation and amortization | 3,864 | 3,979 | 3,773 |
| Deferred income taxes | 233 | (866) | (64) |
| Funding of loans held for sale | (74,851) | (76,208) | (28,832) |
| Proceeds from sales of mortgage loans | 75,605 | 76,917 | 29,078 |
| Gain on sales of interest-bearing assets | (847) | (803) | (297) |
| Loss (gain) on sales of premises and equipment | 15 | 29 | (93) |
| Stock option compensation | 80 | — | — |
| Decrease (increase) in other assets | 757 | (18,614) | (971) |
| Increase (decrease) in other liabilities | 116 | 1,640 | (1,250) |
| **Net cash provided by operating activities** | 26,892 | 5,653 | 19,159 |
| **Investing activities** | | | |
| Purchases of securities available for sale | (219,319) | (90,309) | (30,792) |
| Proceeds from sales of securities available for sale | 46,870 | 18,620 | — |
| Proceeds from call/maturities of securities available for sale | 109,578 | 76,425 | 23,826 |
| Purchases of securities held to maturity | — | — | (3,160) |
| Proceeds from calls/maturities of securities held to maturity | — | — | 3,317 |
| Net increase in loans | (42,939) | (18,779) | (33,350) |
| Proceeds from sales of loans | — | — | 8,002 |
| Proceeds from sales of premises and equipment | 274 | 35 | 225 |
| Purchases of premises and equipment | (3,974) | (1,409) | (4,171) |
| Net cash paid in business combinations | — | — | (518) |
| **Net cash used in investing activities** | (109,510) | (15,417) | (36,621) |
| **Financing activities** | | | |
| Net increase (decrease) in noninterest-bearing deposits | 1,875 | 13,972 | (8,297) |
| Net increase in interest-bearing deposits | 34,118 | 2,478 | 75,944 |
| Net (decrease) increase in short-term borrowings | (683) | 1,578 | (7,397) |
| Proceeds from other borrowings | 56,248 | 26,672 | 2,554 |
| Repayment of other borrowings | (11,085) | (5,473) | (21,877) |
| Purchase of treasury stock | (4,700) | (9,249) | (5,178) |
| Cash dividends paid | (5,826) | (5,619) | (5,341) |
| **Net cash provided by financing activities** | 69,947 | 24,359 | 30,408 |
| **Net (decrease) increase in cash and cash equivalents** | (12,671) | 14,595 | 12,946 |
| **Cash and cash equivalents at beginning of year** | 71,412 | 56,817 | 43,871 |
| **Cash and cash equivalents at end of year** | $ 58,741 | $ 71,412 | $ 56,817 |
| **Supplemental disclosures** | | | |
| Cash paid for: | | | |
| Interest | $ 29,029 | $ 43,457 | $ 41,356 |
| Income taxes | 7,962 | 4,839 | 5,291 |
| Transfers of loans to other real estate | 3,826 | 2,965 | 2,735 |
| Transfers of premises and equipment to other assets | — | 310 | — |

*See notes to consolidated financial statements.*

**Note A - Significant Accounting Policies**
*(In Thousands)*

Nature of Operations: The Peoples Holding Company the (the "Company") is a one-bank holding company, offering a diversified range of banking services to retail and commercial customers, primarily in North Mississippi, through The Peoples Bank & Trust Company (the "Bank") and Peoples Insurance Agency, subsidiary of the bank.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank. All significant intercompany balances and transactions have been eliminated. The Company carries its investment in subsidiary at its equity in the underlying net assets.

Business Combinations: Effective January 1, 2002, we adopted FASB Statement No. 141 which requires all business combinations to be accounted for as purchases. Business combinations are accounted for using the purchase method of accounting that reflects the net assets of the companies recorded at their fair value at the date of acquisition.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Securities: Securities are classified as held to maturity when purchased if management has the intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost. Securities not classified as held to maturity or trading are classified as available for sale. Available for sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity.

The amortized cost of securities classified as held to maturity or available for sale is adjusted for amortization of premiums and accretion of discounts. Such amortization and accretion is included in interest income from securities. Dividend income is included in interest income from securities. Realized gains and losses, as well as declines in value judged to be other than temporary, are included in net securities gains (losses). The cost of securities sold is based on the specific identification method.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination and commitment fees are recognized in the period the loan or commitments are granted to reflect reimbursement of the related costs associated with originating those loans and commitments.

Generally, the accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Consumer and other retail loans are typically charged off no later than 120 days past due. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued for the current year, but not collected for loans that are placed on nonaccrual or charged off, is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Mortgage Loans Held for Sale: At December 31, 2002 and 2001, mortgage loans held for sale represented residential mortgage loans held for sale. Loans held for sale are carried at the lower of aggregate cost or market value and are classified as loans on the balance sheet.

Allowance for Loan Losses: The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses inherent in the loan portfolio. The allowance for loan losses is evaluated based on a continuing assessment of problem loans, historical loss experience, new lending products, emerging credit trends, changes in the size and character of loan categories, and other factors including its risk rating system, regulatory guidance and economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. When the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to principal. Once the recorded balance has been reduced to zero, future cash receipts are applied to interest income, to the extent any interest has been foregone, and then they are recorded as recoveries of any amounts previously charged off. Large groups of smaller balance homogeneous loans are evaluated collectively for impairment.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed primarily by use of the straight-line method for furniture, fixtures, equipment, and premises. Leasehold improvements are amortized over the period of the leases or the estimated useful lives of the improvements, whichever is shorter.

Other Real Estate: Other real estate of $3,180 and $2,886 at December 31, 2002 and 2001, respectively, is included in other assets and consists of properties acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure. These properties are carried at the lower of cost or fair market value based on appraised value less estimated selling costs. Losses arising from the acquisition of properties are charged against the allowance for loan losses.

Mortgage Servicing Rights: The Company capitalizes purchased and internally-originated mortgage servicing rights based on the fair value of the mortgage servicing rights relative to the loan as a whole. Mortgage servicing rights are reported in other assets and amortized in proportion to and over the period of estimated net servicing income. The fair value of mortgage servicing rights is determined using assumptions that market participants would use in estimating future net servicing income. Mortgage servicing rights are stratified by loan type (government or conventional) and interest rate for purposes of measuring impairment on a quarterly basis. An impairment loss is recognized to the extent by which the unamortized capitalized mortgage servicing rights for each stratum exceeds the current fair value. Mortgage servicing rights were $456 and $655 at December 31, 2002 and 2001, respectively. Impairment is recognized as a reduction of noninterest income.

Income Taxes: Income taxes are accounted for under the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiary file a consolidated federal income tax return. The Bank provides for income taxes on a separate-return basis and remits to the Company amounts determined to be currently payable.

Derivative Instruments and Hedging Activities: The Company adopted Statement of Financial Accounting Standards ("FASB") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by FASB No. 137 and FASB No. 138 in 2001. The Company did transfer all securities classified as held to maturity to available for sale as allowed upon adoption of FASB No. 133. The Company does not currently engage in any activities that qualify as derivatives.

Note A – Significant Accounting Policies (continued)

Treasury Stock: The Company has an active repurchase plan for the acquisition of its common stock. Treasury stock is recorded at cost. Shares held in treasury are not retired.

Intangible Assets: Effective January 1, 2002 the Company adopted FASB No. 142. As of that date, goodwill is no longer amortized but is evaluated annually for impairment. Intangibles with infinite lives are amortized over their estimated lives. Prior to adoption of FASB No. 142, intangibles were being amortized over a fifteen-year life.

Reclassification: Certain prior year amounts have been reclassified to conform to the current year presentation.

Impact of Recently-Issued Accounting Standards:

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations: "(SFAS 143"). SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company does not expect the adoption of this pronouncement to have a material impact on its results of operations or financial condition.

On January 1, 2002 the Company adopted FASB Statement 144, "Accounting for the Impairment or Disposal of Long Lived Assets" ("Statement 144"). Statement 144 supersedes FASB Statement No. 121 ("Statement 121") and provides a single accounting model for long-lived assets tò be disposed of. Although retaining many of the fundamental recognition and measurement provisions of Statement 121, the new rules significantly change the criteria that would have to be met to classify an asset as held-for-sale. Statement 144 also supersedes the provision of Accounting Principle Board ("APB") Opinion 30 with regard to reporting the effects of a disposal of a segment of a business and requires expected future operating losses from discontinued operations to be displayed in discontinued operations in the period(s) in which the losses are incurred (rather than as of the measurement date as presently required by APB Opinion 30). In addition, more dispositions will qualify for discontinued operations treatment in the income statement. The adoption of Statement 144 did not have a material impact on the Company's financial condition or results of operations.

In April 2002, the FASB issued Statement of Financial Accounting Standards No 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections: ("Statement 145"). Statement 145 rescinds Statement 4, which required all gains and losses from extinguishments of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. In addition, Statement 145 amends Statement 13 on leasing to require that certain lease modifications that have economic effects similar to sale-leaseback transactions to be accounted for in the same manner as sale-leaseback transactions. Provisions of Statement 145 related to the rescission of Statement 4 are effective for financial statements issued by the Company after January 1, 2003. The provisions of the statement related to sale-leaseback transactions were effective for any transactions occurring after May 15, 2002. All other provisions of the statement were effective as of the end of the second quarter of 2002. The changes required by Statement 145 did not have a material impact of the results of operation, financial position or liquidity of the Company.

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("Statement 146"). Statement 146 requires companies to recognize costs associated with the exit or disposal of activities as they are incurred rather than at the date a plan of disposal or commitment to exit is initiated. Types of costs covered by Statement 146 include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, facility closing, or other exit or disposal activity. Statement 146 will apply to all exit or disposal activities initiated after December 31, 2002. At this time, the Company does not expect the adoption of the provisions of Statement 146 to have a material impact on financial results.

Note A - Significant Accounting Policies (continued)

In October 2002, the FASB issued Statement of Financial Accounting Standards No. 147, "Acquisition of Certain Financial Institutions" ("Statement 147"). Statement 147 amends the previous accounting guidance which required for certain acquisitions of financial institutions, where the fair market value of liabilities assumed was greater than the fair value of the tangible assets and identifiable intangible assets acquired, to recognize and account for the excess as an unidentifiable intangible asset. Under the old guidance this unidentifiable intangible asset was to be amortized over a period of no greater than the life of the long-term interest bearing assets acquired. Under Statement 147 this excess, if acquired in a business combination, represents goodwill that should be accounted for in accordance with Statement 142. In addition, Statement 147 amends Statement 144 to include in its scope long-term customer relationship intangible assets of financial institutions such as depositor and borrower relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that Statement 144 requires. The provisions of Statement 147 were effective October 1, 2002. The adoption of the provisions of Statement 147 did not have a material impact on the Company's financial results.

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("the Interpretation"). The Interpretation will significantly change current practice in the accounting for, and disclosure of, guarantees. The Interpretation requires certain guarantees to be recorded at fair value, which is different from current practice, which is generally to record a liability only when a loss is probable and reasonably estimable, as those terms are defined in the FASB Statement No. 5, Accounting for Contingencies ("Statement 5"). The Interpretation also requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote, which is another change from current practice. The Interpretation applies to public and non-public entities, and its disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Interpretation's initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The guarantor's previous accounting for guarantees issued prior to the date of the Interpretation's initial application should not be revised or restated to reflect the Interpretation's provisions. The adoption of the provisions of the Interpretation did not have a material impact on the Company's financial statements.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123" (Statement 148). Statement 148 amends Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation", ("Statement 123") to provide alternative methods of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. The company expenses the cost of stock options as allowed under Statement 123.

In January 2003, the FASB issued Interpretation 46, Consolidation of Variable Interest Entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company is currently evaluating the provisions of the Interpretation, but believes its adoption will not have a material impact on its financial statements.

**Note B – Business Combinations**
*(In Thousands)*

Southern Insurance Group, Inc., Southern Insurance of Corinth, Inc., and Southern Financial Services, P.A. (collectively, "Southern") were acquired on May 1, 2000, by the Company by issuing 70,500 shares of its stock valued at $1,692. The acquired companies were merged into the Bank's insurance subsidiary. The transaction was accounted for as a purchase. Southern offers property and casualty insurance products, life and health insurance, and annuity and mutual funds.

The Bank acquired Dominion Company on September 1, 2000 which offers products similar to Southern. The Bank paid $450 in a cash transaction for the company which was merged into the Bank's insurance subsidiary.

**Note C – Securities**
*(In Thousands)*

The amortized cost and fair value of securities available for sale at December 31, 2002, are as follows:

| | *Securities Available for Sale* | | | |
|---|---|---|---|---|
| | *Amortized Cost* | *Gross Unrealized Gains* | *Gross Unrealized Losses* | *Fair Value* |
| U. S. Treasury securities | $ — | $ — | $ — | $ — |
| Obligations of other U. S. Government agencies and corporations | 50,931 | 2,284 | — | 53,215 |
| Mortgage-backed securities | 176,003 | 3,515 | (142) | 179,376 |
| Obligations of states and political subdivisions | 92,464 | 3,792 | (72) | 96,184 |
| Trust preferred securities | 6,792 | 49 | (2) | 6,839 |
| Other equity securities | 9,409 | — | (242) | 9,167 |
| | $ 335,599 | $ 9,640 | $ (458) | $ 344,781 |

The amortized cost and fair value of securities available for sale and held to maturity at December 31, 2001, are as follows:

| | *Securities Available for Sale* | | | |
|---|---|---|---|---|
| | *Amortized Cost* | *Gross Unrealized Gains* | *Gross Unrealized Losses* | *Fair Value* |
| U. S. Treasury securities | $ 15,019 | $ 251 | $ — | $ 15,270 |
| Obligations of other U. S. Government agencies and corporations | 51,010 | 1,759 | (28) | 52,741 |
| Mortgage-backed securities | 112,626 | 1,270 | (606) | 113,290 |
| Obligations of states and political subdivisions | 84,709 | 1,411 | (478) | 85,642 |
| Trust preferred securities | — | — | — | — |
| Other equity securities | 10,471 | — | (121) | 10,350 |
| | $ 273,835 | $ 4,691 | $ (1,233) | $ 277,293 |

Note C – Securities (continued)

The amortized cost and fair value of securities available for sale at December 31, 2002, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

| | Amortized Cost | Fair Value |
|---|---|---|
| Securities Available for Sale | | |
| Due in one year or less | $ 16,220 | $ 16,489 |
| Due after one year through five years | 56,133 | 59,232 |
| Due after five years through ten years | 53,604 | 55,670 |
| Due after ten years | 17,438 | 18,008 |
| Mortgage-backed securities | 176,003 | 179,376 |
| Preferred stock | 16,201 | 16,006 |
| | $ 335,599 | $ 344,781 |

In connection with the Company's adoption of Statement No. 133 on January 1, 2001, all held-to-maturity securities with a total amortized cost of $85,658 were transferred to available-for-sale. The unrealized net gain at the date of transfer was $323. There were no sales of held-to-maturity securities during 2000.

At December 31, 2002 and 2001, securities with an amortized cost of approximately $163,500 and $201,188, respectively, were pledged to secure government, public, and trust deposits.

Note D - Loans and Allowance for Loan Losses
*(In Thousands)*

Loans are summarized as follows:

| | December 31 | |
|---|---|---|
| | 2002 | 2001 |
| Commercial, financial, and agricultural | $ 139,497 | $ 138,436 |
| Lease financing | 16,895 | 18,455 |
| Real estate-construction | 37,141 | 30,564 |
| Real estate-mortgage | 574,470 | 533,232 |
| Installment loans to individuals | 97,430 | 110,810 |
| Gross loans | 865,433 | 831,497 |
| Unearned income | (2,125) | (3,801) |
| Loans, net of unearned income | 863,308 | 827,696 |
| Allowance for loan losses | (12,203) | (11,354) |
| Net loans | $ 851,105 | $ 816,342 |

Included in real estate mortgage loans are mortgage loans held for sale of $3,624 and $9,659 at December 31, 2002 and 2001, respectively.

Note D - Loans and Allowance for Loan Losses (continued)

Changes in the allowance for loan losses were as follows:

| | Year ended December 31 | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Balance at beginning of year | $ 11,354 | $ 10,536 | $ 10,058 |
| Provision for loan losses | 4,350 | 4,790 | 6,373 |
| Loans charged-off | (4,167) | (4,303) | (6,358) |
| Recoveries of loans previously charged-off | 666 | 331 | 463 |
| Balance at end of year | $ 12,203 | $ 11,354 | $ 10,536 |

Impaired loans recognized in conformity with SFAS No. 114, as amended by SFAS No. 118, were as follows:

| | December 31 | |
|---|---|---|
| | 2002 | 2001 |
| Impaired loans with a related allowance for loan losses | $ 3,908 | $ 3,297 |
| Impaired loans without a specific allowance for loan losses | — | 1,764 |
| Total impaired loans | $ 3,908 | $ 5,061 |
| Allowance specifically related to impaired loans | $ 1,806 | $ 1,087 |

| | Year ended December 31 | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Average recorded investment in impaired loans | $ 4,485 | $ 4,613 | $ 4,138 |
| Interest income recognized using the accrual basis of income recognition | $ 318 | $ 531 | $ 345 |
| Interest income recognized using the cash-basis of income recognition | $ — | $ — | $ 191 |

At December 31, 2002 and 2001 nonaccrual loans totaled $1,417 and $614, respectively.

Certain Bank executive officers and directors and their associates are customers of and have other transactions with, the Bank. Related party loans and commitments are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than a normal risk of collectibility. The aggregate dollar amount of these loans was $10,697 and $10,974 at December 31, 2002 and 2001, respectively. During 2002, $5,019 of new loans were made and payments received totaled $5,296.

Note E – Premises and Equipment
*(In Thousands)*

Bank premises and equipment accounts are summarized as follows:

| | December 31 | |
|---|---|---|
| | 2002 | 2001 |
| Premises | $ 33,095 | $ 31,337 |
| Leasehold improvements | 147 | 147 |
| Furniture and equipment | 11,204 | 9,993 |
| Computer equipment | 6,683 | 6,126 |
| Auto | 142 | 153 |
| Total | $ 51,271 | $ 47,756 |
| Accumulated depreciation | (21,982) | (19,410) |
| Net | $ 29,289 | $ 28,346 |

Depreciation expense was $3,165 and $3,131 at December 31, 2002 and 2001, respectively.

Note F – Deposits
*(In Thousands)*

At December 31, 2002, the approximate scheduled maturities of time deposits are as follows:

| | |
|---|---|
| 2003 | $ 345,534 |
| 2004 | 90,125 |
| 2005 | 58,466 |
| 2006 | 31,115 |
| 2007 | 25,051 |
| Thereafter | 166 |
| Total | $ 550,457 |

The aggregate amount of time deposits in denominations of $100 or more at December 31, 2002 and 2001 was $185,920 and $187,452, respectively.

Certain executive officers and directors had amounts on deposit with the Bank of approximately $4,028 at December 31, 2002.

Note G – Borrowed Funds and Lines of Credit
*(In Thousands)*

The Company had outstanding advances from the FHLB of $86,308 and $41,145 at December 31, 2002 and 2001, respectively. The interest rates on these advances are all at fixed rates which range from 1.62% to 7.93% at December 31, 2002. The Company had availability on unused lines of credit with the FHLB of $164,474 at December 31, 2002. These advances are collateralized by a pledge of a blanket lien on the Company's mortgages.

### Note G – Borrowed Funds and Lines of Credit (continued)

Future minimum payments, by year and in the aggregate, related to the FHLB advances with initial or remaining terms of one year or more, consisted of the following at December 31, 2002:

| | |
|---|---|
| 2003 | $21,612 |
| 2004 | 16,092 |
| 2005 | 15,904 |
| 2006 | 13,539 |
| 2007 | 5,591 |
| Thereafter | 13,570 |
| Total | $86,308 |

The Company maintains lines of credit with correspondent banks totaling $33,000 at December 31, 2002. These are unsecured lines of credit maturing at various times within the next fourteen months. Interest is charged at the market federal funds rate on all advances.

In addition, the Company maintains a treasury tax and loan account with the Federal Reserve Bank. The balance is collateralized by assets of the bank. Availability of the line of credit depends upon the amount of collateral pledged as well as the Federal Reserve Bank's need for funds.

### Note H – Commitments, Contingent Liabilities and Financial Instruments with Off-Balance Sheet Risk
*(In Thousands)*

Loan commitments are made to accommodate the financial needs of the Company's customers. Standby letters of credit commit the Company to make payments on behalf of customers when certain specified future events occur.

Both arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Company's normal credit policies. Collateral (e.g., securities, receivables, inventory, equipment) is obtained based on management's credit assessment of the customer.

The Company's unfunded loan commitments (unfunded loans and unused lines of credit) and standby letters of credit outstanding at December 31, 2002, were approximately $99,665 and $9,293, respectively, compared to December 31, 2001, which were approximately $95,815 and $9,836, respectively.

Various claims and lawsuits, incidental to the ordinary course of business, are pending against the Company and the Bank. In the opinion of management, after consultation with legal counsel, resolution of these matters is not expected to have a material effect on the consolidated financial statements.

Market risk resulting from interest rate changes on particular off-balance sheet financial instruments may be offset by other on- or off-balance sheet transactions. Interest rate sensitivity is monitored by the Company for determining the net effect of potential changes in interest rates on the market value of both on- or off-balance sheet financial instruments.

### Note I - Income Taxes
*(In Thousands)*

Deferred income taxes, included in other assets, reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. No valuation allowance was recognized as the deferred tax assets were determined to be realizable in future years. This determination was based on the Company's earnings history with no basis for believing future performance will not continue to follow the same pattern.

Note I - Income Taxes (continued)

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2002 and 2001 are as follows:

| | *December 31* | |
|---|---|---|
| | *2002* | *2001* |
| Deferred tax assets | | |
| Allowance for loan losses | $ 5,015 | $ 4,180 |
| Deferred compensation | 2,347 | 1,952 |
| Other | 635 | 810 |
| Total deferred tax assets | 7,997 | 6,942 |
| Deferred tax liabilities | | |
| Pension | 1,041 | 342 |
| Net unrealized gains on securities available for sale | 3,774 | 1,322 |
| Depreciation | 934 | 971 |
| Other | 1,152 | 526 |
| Total deferred tax liabilities | 6,901 | 3,161 |
| Net deferred tax assets | $ 1,096 | $ 3,781 |

Significant components of the provision for income taxes (benefits) are as follows:

| | *Year ended December 31* | | |
|---|---|---|---|
| | *2002* | *2001* | *2000* |
| Current | | | |
| Federal | $ 5,786 | $ 5,288 | $ 3,555 |
| State | 800 | 687 | 309 |
| | 6,586 | 5,975 | 3,864 |
| Deferred | | | |
| Federal | 204 | (753) | (55) |
| State | 29 | (113) | (9) |
| | 233 | (866) | (64) |
| | $ 6,819 | $ 5,109 | $ 3,800 |

The reconciliation of income taxes (benefits) computed at the United States federal statutory tax rates to the provision for income taxes is:

| | *Year ended December 31* | | |
|---|---|---|---|
| | *2002* | *2001* | *2000* |
| Tax at U.S. statutory rate | $ 9,306 | $ 6,894 | $ 5,244 |
| Tax-exempt interest income | (2,312) | (1,968) | (1,784) |
| State income tax, net of federal benefit | 505 | 349 | 195 |
| Amortization of intangible assets | — | 72 | 62 |
| Dividends received deduction | (60) | (113) | (58) |
| Other items-net | (620) | (125) | 141 |
| | $ 6,819 | $ 5,109 | $ 3,800 |

## Note J - Restrictions on Cash, Bank Dividends, Loans, or Advances
*(In Thousands)*

The Bank is required to maintain average balances with the Federal Reserve Bank. The average amount of those balances for the year ended December 31, 2002, was approximately $21,443.

Certain restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans, or advances. The approval of the Mississippi Department of Banking and Consumer Finance is required prior to the Bank paying dividends, which are limited to earned surplus in excess of three times the Bank's capital stock. At December 31, 2002, the unrestricted surplus was approximately $108,050.

Federal Reserve regulations also limit the amount the Bank may loan to the Company unless such loans are collateralized by specific obligations. At December 31, 2002, the maximum amount available for transfer from the Bank to the Company in the form of cash dividends and loans was 19.65% of the Bank's consolidated net assets. There were no loans outstanding from the Bank to the Company at December 31, 2002.

## Note K - Employee Benefit and Deferred Compensation Plans
*(In Thousands)*

The Company sponsored a defined benefit noncontributory pension plan which was curtailed as of December 31, 1996. Accordingly, participant accruals were frozen as of that date. The Company's funding policy is to contribute annually an amount that is at least equal to the minimum amount determined by consulting actuaries in accordance with the Employee Retirement Income Security Act of 1974. The Company contributed $3,300, $500, and $0 to the Plan for the years 2002, 2001, and 2000, respectively.

The Company also provides certain health care and/or life insurance to retired employees. Substantially all of the Company's employees may become eligible for these benefits if they reach normal or early retirement while working for the Company. The Company pays one-half of the health insurance premium. Up to age 70, each retired employee receives life insurance coverage paid entirely by the Company. The Company has accounted for its obligation related to these plans in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

The Company has limited its liability for the rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) to the rate of inflation assumed to be 4% each year. Increasing or decreasing the assumed health care cost trend rates by one percentage point in each year would not materially increase or decrease the accumulated postretirement benefit obligation nor the service and interest cost components of net periodic postretirement benefit costs as of December 31, 2002, and for the year then ended.

Note K - Employee Benefit and Deferred Compensation Plans (continued)

Pension Benefits represent the defined benefit pension plan previously offered by the Company and Other Benefits represent the postretirement health and life plans. There is no additional minimum pension liability required to be recognized. The following table sets forth the required disclosures as of December 31:

| | *Pension Benefits* | | *Other Benefits* | |
|---|---|---|---|---|
| | *2002* | *2001* | *2002* | *2001* |
| **Change in benefit obligation** | | | | |
| Benefit obligation at beginning of year | $ 12,852 | $ 12,448 | $ 761 | $ 727 |
| Service cost | — | — | 44 | 42 |
| Interest cost | 937 | 915 | 54 | 53 |
| Plan participants' contributions | — | — | 40 | 29 |
| Actuarial gain (loss) | 1,259 | 104 | (1) | (36) |
| Benefits paid | (619) | (615) | (63) | (54) |
| Benefit obligation at end of year | $ 14,429 | $ 12,852 | $ 835 | $ 761 |
| **Change in plan assets** | | | | |
| Fair value of plan assets at beginning of year | $ 12,944 | $ 12,829 | | |
| Actual return (loss) on plan assets | (825) | 230 | | |
| Contribution by employer | 3,300 | 500 | | |
| Benefits paid | (619) | (615) | | |
| Fair value of plan assets at end of year | $ 14,800 | $ 12,944 | | |
| **Prepaid (accrued) benefits cost** | | | | |
| Funded status | $ 371 | $ 92 | $ (835) | $ (761) |
| Unrecognized net actuarial gain | 5,017 | 1,982 | 330 | 354 |
| Unamortized prior service cost | 200 | 230 | 20 | 24 |
| Prepaid (accrued) benefit cost | $ 5,588 | $ 2,304 | $ (485) | $ (383) |
| **Weighted-average assumptions as of December 31** | | | | |
| Discount rate | 6.75% | 7.50% | 6.75% | 7.50% |
| Expected return on plan assets | 8.00% | 8.00% | N/A | N/A |

| | *Year ended December 31* | | | | | |
|---|---|---|---|---|---|---|
| | *Pension Benefits* | | | *Other Benefits* | | |
| | *2002* | *2001* | *2000* | *2002* | *2001* | *2000* |
| **Components of net periodic benefit cost (income)** | | | | | | |
| Service cost | $ — | $ — | $ — | $ 44 | $ 42 | $ 38 |
| Interest cost | 937 | 915 | 881 | 54 | 53 | 53 |
| Expected return on plan assets | (1,009) | (1,002) | (1,047) | — | — | — |
| Prior service cost recognized | 30 | 30 | 30 | 27 | 31 | 8 |
| Recognized gains | 58 | — | — | — | — | — |
| Net periodic benefit cost (income) | $ 16 | $ (57) | $ (136) | $ 125 | $ 126 | $ 99 |

Note K - Employee Benefit and Deferred Compensation Plans (continued)

The Company maintains two defined contribution plans: a money purchase pension plan and a 401(k) plan. The money purchase pension plan is a noncontributory pension plan. The Company contributes 5% of compensation for each participant annually into this plan. Expenses related to the money purchase pension plan were $965, $846 and $730 in 2002, 2001, and 2000, respectively. The 401(k) plan is a contributory plan. Employees may contribute up to 10% of pre-tax earnings into this plan. In addition, the Company provides for a matching contribution up to 4% of compensation for each employee who has attained age 21, completed a year of service and is employed on the last day of the plan year. The Company's costs related to the 401(k) plan in 2002, 2001, and 2000 were $618, $442, and $408, respectively.

The Company and its subsidiary also sponsored an employee stock ownership plan covering substantially all full-time employees who were 21 years of age and had completed one year of employment prior to it's curtailment on January 1, 2002. The Company match for the 401(k) plan was raised to 4% from 3% upon curtailment of the ESOP Plan. The ESOP was amended in 2002 to enable employees to elect to receive dividends in cash. Total contributions to the Plan were $150 and $0 in 2001 and 2000, respectively.

The Company adopted the "Performance Based Reward" incentive compensation plan January 1, 2001. Incentive benefits are paid to eligible officers and employees after the end of each calendar year and are determined based on established criteria relating to profitability. Management sets baselines for all applicable profit centers to reward employees on improved economic benefit derived from the profit center. The expense associated with the Plan for 2002, 2001, and 2000 was $2,620, $1,762 and $0, respectively.

The Company maintains deferred compensation plans available to eligible directors and officers of the company. Directors may defer up to 100% of their fees and retainers. Employees may defer up to 10% of their salaries. Opportunities to increase deferrals, or for new participants to enter these plans, are offered annually. The interest amount accrued on deferrals is tied to Moody's Average Corporate Bond Rate for October of the previous year. These plans are unfunded, and it is anticipated that they will result in no cost of the Company over the term of these plans because life insurance policies on the lives of the participants have been purchased in amounts estimated to be sufficient to pay benefits under the plans. The Company is both the owner and beneficiary of the life insurance policies. The expense recorded in 2002, 2001, and 2000 for the Employee Deferred Compensation Plan, inclusive of the salary deferrals, was $525, $398 and $381, respectively. The expense recorded in 2002, 2001, and 2000 for the Directors Deferred Compensation Plan, inclusive of fee deferrals, was $168, $149, and $128, respectively. There were no retainer deferrals for 2002, 2001, or 2000.

At December 31, 2002, 637,551 common shares were reserved for issuance for employee benefit plans and business combinations.

During 2002, the Company repurchased approximately 129,947 shares. As of December 31, 2002, the Company had approximately 300,000 shares available for repurchase. Repurchased shares will be used for various corporate purposes, including the issuance of shares for business combinations and employee benefit plans.

The company has an active stock option plan, which was adopted in 2001. Under this plan options are granted which allow participants in the plan to acquire shares of the Company's common stock at a fixed price per share over a specified period of ten years. The options granted become vested and exercisable in equal installments of 33 1/3% upon completion of one, two, and three years of service measured from the grant date, respectively. Options that have not been vested are cancelled upon the termination of the participants' employment. In addition, granted options that have not been exercised after 10 years are cancelled.

Note K - Employee Benefit and Deferred Compensation Plans (continued)

The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions for each option grant:

| | 2002 | 2001 |
|---|---|---|
| Dividend yield | 3% | 3% |
| Expected volatility | 27% | 28% |
| Risk-free interest rate | 4.4% | 4.4% |
| Expected lives | 6 years | 6 years |

The weighted-average fair value of options granted during the year was $9.67 and $4.28 for the years ended December 31, 2002, and 2001, respectively. We recorded compensation expense of $80 in relation to this plan.

The following table summarizes information about our fixed stock option plan for the years ended December 31:

| | 2002 | | 2001 | |
|---|---|---|---|---|
| | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price |
| Outstanding at beginning of year | 10,000 | $ 19.05 | — | $ — |
| Granted and assumed | 31,000 | 35.20 | 10,000 | 19.05 |
| Exercised | — | — | — | — |
| Forfeited | — | — | — | — |
| Outstanding at end of year | 41,000 | $ 31.26 | 10,000 | $ 19.05 |
| Exercisable at end of year | 3,333 | $ 19.05 | — | $ — |

The following table summarizes information about fixed stock options outstanding at December 31, 2002:

| | Options Outstanding | | | | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding | Weighted-Average Remaining Contractual Life | Weighted-Average Exercise Price | Number Exercisable | Weighted-Average Exercise Price |
| $19.05-$35.20 | 41,000 | 8.76 | $ 31.26 | 3,333 | $ 19.05 |

Note L - Regulatory Matters
*(In Thousands)*

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios. All banks are required to have core capital (Tier I) of at least 4% of risk-weighted assets (as defined), 4% of average assets (as defined), and total capital of 8% of risk-weighted assets (as defined). As of December 31, 2002, the Bank met all capital adequacy requirements to which it is subject.

As of December 31, 2002, the most recent notification from the Federal Deposit Insurance Corporation ("FDIC") categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios of 10%, 6%, and 5%, respectively. There are no conditions or events since that notification that management believes have changed the institution's category.

| | *December 31* | | | |
|---|---|---|---|---|
| | *2002* | | *2001* | |
| | *Amount* | *Ratio* | *Amount* | *Ratio* |
| The Company | | | | |
| Total Capital | $ 131,734 | 14.97% | $ 123,646 | 14.68% |
| Tier I Capital | 120,719 | 13.72% | 113,106 | 13.43% |
| Tier I Leverage | 120,719 | 9.28% | 113,106 | 9.20% |
| The Bank | | | | |
| Total Capital | $ 127,870 | 14.53% | $ 122,162 | 14.50% |
| Tier I Capital | 116,856 | 13.28% | 111,622 | 13.25% |
| Tier I Leverage | 116,856 | 8.99% | 111,622 | 9.08% |

Note M – Segment Reporting

FASB No. 131, "Disclosures About Segments of an Enterprise and Related Information," requires public companies to report certain financial and descriptive information about their reportable operating segments as defined and certain enterprise-wide financial information about products and services, geographic areas, and major customers.

Changes to the Company's internal reporting process during 2001 prompted management to reorganize into one segment that accounts for the Company's principal activity, the delivery of financial services through its community banks. The Company's internal reporting mechanism changed from years past in order to more closely match expenses with revenues at the community bank level. Direct and indirect expenses and revenues are allocated to the respective community banks based on various methods, including percentage of loans, percentage of deposits, percentage of loans and deposits together, full-time equivalent employees, number of accounts serviced, and actual sales. The activities reported outside of community banking do not comprise a separate, material segment for disclosure. All of the Company's products are offered to similar classes of customers and markets, are distributed using the same methods, and operate in similar regulatory environments.

Note N - Disclosures About Fair Value of Financial Instruments
*(In Thousands)*

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and due from banks: The carrying amount reported in the consolidated balance sheet for cash and due from banks approximates fair value.

Interest-bearing balances with banks: The carrying amount reported in the consolidated balance sheet for interest-bearing balances with banks approximates fair value.

Federal funds sold: The carrying amount reported in the consolidated balance sheet for federal funds sold approximates fair value.

Securities: Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fixed-rate loan fair values, including mortgages, commercial, agricultural, and consumer loans are estimated using a discounted cash flow analysis based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Deposits: The fair values disclosed for demand deposits, both interest-bearing and noninterest-bearing, are, by definition, equal to the amount payable on demand at the reporting date. The fair values of certificates of deposit and individual retirement accounts are estimated using a discounted cash flow based on currently effective interest rates for similar types of accounts.

Treasury tax and loan note account: The carrying amounts reported in the consolidated balance sheet approximate the fair value.

Advances from Federal Home Loan Bank: The fair value was determined by discounting the cash flow using the current market rate.

Off-balance sheet: Off-balance sheet items are primarily short-term commitments, often at variable rates which are tied to prime; accordingly, the commitment amounts approximate fair value.

| | December 31 | | | |
|---|---|---|---|---|
| | 2002 | | 2001 | |
| | Carrying Value | Fair Value | Carrying Value | Fair Value |
| Financial assets: | | | | |
| Cash and due from banks | $ 46,422 | $ 46,422 | $ 41,475 | $ 41,475 |
| Interest-bearing balances with banks | 12,319 | 12,319 | 22,937 | 22,937 |
| Federal funds sold | — | — | 7,000 | 7,000 |
| Securities | 344,781 | 344,781 | 277,293 | 277,293 |
| Loans, net | 851,105 | 863,256 | 816,342 | 858,345 |
| Financial liabilities: | | | | |
| Deposits | 1,099,048 | 1,092,470 | 1,063,055 | 1,052,263 |
| Treasury tax and loan note account | 5,498 | 5,498 | 6,181 | 6,181 |
| Advances from Federal Home Loan Bank | 86,308 | 87,045 | 41,145 | 42,512 |

Note O – The Peoples Holding Company (Parent Company Only) Condensed Financial Information
*(In Thousands)*

| Balance Sheets | December 31 2002 | December 31 2001 |
|---|---|---|
| Assets | | |
| Cash * | $ 1,487 | $ 1,204 |
| Stock | 75 | 75 |
| Investment in bank subsidiary * | 128,915 | 122,098 |
| Dividends receivable* | 3,677 | 1,553 |
| Other assets | 129 | 78 |
| Total assets | $ 134,283 | $ 125,008 |
| Liabilities and shareholders' equity | | |
| Dividends payable * | $ 1,505 | $ 1,426 |
| Shareholders' equity | 132,778 | 123,582 |
| Total liabilities and shareholders' equity | $ 134,283 | $ 125,008 |

*Eliminates in consolidation

| Statements of Income | Year ended December 31 2002 | 2001 | 2000 |
|---|---|---|---|
| Income | | | |
| Dividends from bank subsidiary * | $ 13,028 | $ 15,764 | $ 11,067 |
| Other dividends | 28 | 29 | 41 |
| | 13,056 | 15,793 | 11,108 |
| Expenses | 366 | 206 | 40 |
| Income before income tax credits and equity in undistributed net income of bank subsidiary | 12,690 | 15,587 | 11,068 |
| Income tax credits | (136) | (75) | (12) |
| | 12,826 | 15,662 | 11,080 |
| Equity in undistributed net income of bank subsidiary* | 3,544 | (1,075) | 104 |
| Net income | $ 16,370 | $ 14,587 | $ 11,184 |

*Eliminates in consolidation

Note O – The Peoples Holding Company (Parent Company Only) Condensed Financial Information (continued)

| Statements of Cash Flows | *Year ended December 31* 2002 | 2001 | 2000 |
|---|---|---|---|
| Operating activities | | | |
| Net income | $ 16,370 | $ 14,587 | $ 11,184 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Equity in undistributed net income of bank subsidiary | (3,544) | 1,075 | (104) |
| Increase in dividends receivable and other assets | (2,176) | (97) | (157) |
| Increase (decrease) in other liabilities | 79 | (50) | (56) |
| Stock option compensation | 80 | — | — |
| Net cash provided by operating activities | 10,809 | 15,515 | 10,867 |
| Financing activities | | | |
| Cash dividends | (5,826) | (5,619) | (5,341) |
| Purchase of treasury stock | (4,700) | (9,249) | (5,178) |
| Net cash used in financing activities | (10,526) | (14,868) | (10,519) |
| Increase in cash | 283 | 647 | 348 |
| Cash at beginning of year | 1,204 | 557 | 209 |
| Cash at end of year | $ 1,487 | $ 1,204 | $ 557 |

Note P – Quarterly Results of Operations (Unaudited)
*(In Thousands)*

The following is a summary of the unaudited quarterly results of operations:

| | *Three Months Ended* | | | |
|---|---|---|---|---|
| | *Mar 31* | *June 30* | *Sept 30* | *Dec 31* |
| ***Year ended December 31, 2002*** | | | | |
| Interest income | $19,529 | $19,971 | $19,707 | $19,211 |
| Interest expense | 7,090 | 6,720 | 6,554 | 6,161 |
| Net interest income | 12,439 | 13,251 | 13,153 | 13,050 |
| Provision for loan losses | 1,125 | 1,075 | 1,125 | 1,025 |
| Noninterest income | 6,609 | 6,650 | 6,985 | 7,198 |
| Noninterest expense | 12,298 | 12,526 | 12,642 | 13,030 |
| Income before income taxes | 5,625 | 6,300 | 6,371 | 6,193 |
| Income taxes | 1,560 | 1,811 | 1,827 | 1,621 |
| Income before cumulative effect of accounting change | 4,065 | 4,489 | 4,544 | 4,572 |
| Cumulative effect of accounting change | (1,300) | — | — | — |
| Net income | $ 2,765 | $ 4,489 | $ 4,544 | $ 4,572 |
| Basic and diluted earnings per share: | | | | |
| Income before cumulative effect of accounting change | $ .72 | $ .80 | $ .81 | $ .82 |
| Cumulative effect of accounting change | (.23) | — | — | — |
| Net income | $ .49 | $ .80 | $ .81 | $ .82 |
| ***Year ended December 31, 2001*** | | | | |
| Interest income | $22,673 | $22,422 | $21,877 | $20,794 |
| Interest expense | 11,591 | 10,868 | 9,907 | 8,556 |
| Net interest income | 11,082 | 11,554 | 11,970 | 12,238 |
| Provision for loan losses | 1,125 | 1,125 | 1,225 | 1,315 |
| Noninterest income | 5,730 | 5,846 | 6,172 | 6,641 |
| Noninterest expense | 11,055 | 11,375 | 11,873 | 12,444 |
| Income before income taxes | 4,632 | 4,900 | 5,044 | 5,120 |
| Income taxes | 1,330 | 1,313 | 1,202 | 1,264 |
| Net income | $ 3,302 | $ 3,587 | $ 3,842 | $ 3,856 |
| Basic and diluted earnings per share | $ .55 | $ .60 | $ .66 | $ .67 |

Note Q – Goodwill and Other Intangible Assets
*(In Thousands)*

In the first quarter of 2002, the Company completed the transitional impairment test required by Financial Accounting Standards Board ("FASB") Statement No. 142, "Goodwill and Intangible Assets." As a result of this test, the Company recorded a goodwill impairment charge of $1,300 as a cumulative effect of a change in accounting principle. The Company identified its reporting units as banking operations and insurance operations for purposes of measuring impairment of goodwill. The reason we measured in this manner is that the insurance operation is a subsidiary of the bank. The impairment was specific to the insurance subsidiary. The fair value of the insurance reporting unit was estimated using the expected present value of the future cash flows. The insurance operation acquisition was a tax-free exchange; therefore, there was no tax offset to the impairment cost booked.

| | As of December 31, 2002 | |
|---|---|---|
| | Gross Carrying Amount | Accumulated Amortization |
| Amortized intangible assets: | | |
| Core deposit intangible assets | $ 507 | $ (389) |
| Other intangible assets | 3,282 | (2,085) |
| Total intangible assets | $ 3,789 | $ (2,474) |
| Goodwill | $ 7,190 | $ (2,142) |

| | |
|---|---|
| Aggregate amortization expense: | |
| for the year ended December 31, 2002 | $ 493 |
| Estimated amortization expense: | |
| for the year ended December 31, 2003 | 493 |
| for the year ended December 31, 2004 | 422 |
| for the year ended December 31, 2005 | 400 |
| for the year ended December 31, 2006 | — |

The changes in the carrying amount of intangible assets for the year ended December 31, 2002, are as follows:

| | Goodwill | Other Intangibles |
|---|---|---|
| Balance as of January 1, 2002 | $ 6,348 | $ 1,808 |
| Impairment losses | (1,300) | — |
| Amortization expense | — | (493) |
| Balance as of December 31, 2002 | $ 5,048 | $ 1,315 |

Note Q – Goodwill and Other Intangible Assets (continued)

The table below presents net income for the prior periods as reported as well as adjusted for the exclusion of goodwill amortization and the cumulative effect of the transitional impairment.

| | As of December 31 | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Reported net income | $16,370 | $14,587 | $11,184 |
| Goodwill amortization, net of tax | — | 407 | 335 |
| Transitional impairment | 1,300 | — | — |
| Adjusted net income | $17,670 | $14,994 | $11,519 |
| Basic and diluted earnings per share: | | | |
| Reported net income | $ 2.92 | $ 2.48 | $ 1.83 |
| Goodwill amortization, net of tax | — | 0.07 | .06 |
| Transitional impairment | 0.23 | — | — |
| Adjusted net income | $ 3.15 | $ 2.55 | $ 1.89 |

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

# PART III

## ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

### Executive Officers of the Company

The names, ages and positions of the Company's principal executive officers are listed below together with their business experience during the past five years:

| *Name* | *Age* | *Position* |
|---|---|---|
| E. Robinson McGraw | 56 | Director, President, and Chief Executive Officer of the Company since November, 2000; Director, President and Chief Executive Officer of the Bank since November, 2000; Executive Vice President of the Bank from September, 1993 until October, 2000. |
| James W. Gray | 46 | Executive Vice President of the Company since February, 2003; Executive Vice President of the Bank since April, 1996; Strategic Planning Director of the Bank since November, 2000; Chief Operations Officer of the Bank from November, 1998 until October, 2000. |
| Stuart R. Johnson | 49 | Executive Vice President of the Company since February, 2003; Executive Vice President, Chief Financial Officer, and Cashier of the Bank since April, 1996. |

All of our officers are appointed annually by the Board of Directors to serve at the discretion of the Board.

Directors of the Company

The names, ages and terms of office of the Company's directors are listed below together with their business experience during the past five years.

Class 1 Directors and Nominees (to be elected at the 2003 annual meeting, terms of office expire in 2006):

- George H. Booth, II is co-owner of Tupelo Hardware Company, a closely held family business primarily engaged in wholesale and retail hardware sales. Mr. Booth is currently serving as president of Tupelo Hardware Company, having served as vice president from 1976 until 2000. Mr. Booth, who is 49 years old, has been a director of the Company since 1994.

- Frank B. Brooks has been a cotton farmer since 1959 and president of Yalobusha Gin Company, Inc., a cotton gin located in Yalobusha County, Mississippi, since 1992. Mr. Brooks, who is 59 years old, has been a director of the Company since 1989.

- Robert C. Leake has served as chairman of the Company's board and the Bank's board since 1989. Mr. Leake has also been principal owner of Leake & Goodlett, Inc., a closely held family business primarily engaged in full service retail building material and supplies, since 1957. Mr. Leake is currently serving as vice president of Leake & Goodlett, Inc., having served as president from 1974 until 2002. Mr. Leake, who is 70 years old, has been a director of the Company since 1973.

- C. Larry Michael has served as president of Transport Trailer Service, Inc., a company primarily engaged in semi-trailer sales and repair, Rent-A-Box, Inc., a company primarily engaged in semi-trailer leasing, and Precision Machine and Metal Fabrication, a company primarily engaged in customized machining of metal parts, since 1972. Mr. Michael, who is 57 years old, has been a director of the Company since 1997.

Retiring Class 1 Director (term of office expires at the 2003 annual meeting):

- J. Heywood Washburn has been self-employed as an investor in various undertakings for the past five years. Mr. Washburn is co-general partner of Washburn Enterprises, LP, a company engaged in real estate development and property management and rental. Since October 2002, Mr. Washburn has also been a partner in Mississippi Alabama Production Company, LLC, a company engaged in oil and gas equipment leasing. Mr. Washburn, who is 72 years old, has been a director of the Company since 1982.

Class 2 Directors (terms of office expire in 2004):

- John M. Creekmore has been engaged in the practice of law since 1987 as the owner of the law firm Creekmore Law Office. Mr. Creekmore, who is 47 years old, has been a director of the Company since 1997.

- E. Robinson McGraw has served as president and chief executive officer of both the Company and the Bank since 2000. Mr. McGraw served as executive vice president of the Bank prior to becoming chief executive officer. Mr. McGraw, who is 56 years old, has been a director of the Company since 2000.

- Theodore S. Moll has been with MTD Products, a company primarily engaged in the production of outdoor power equipment, since 1965. Mr. Moll presently serves as executive vice president of its worldwide operations. Mr. Moll, who is 60 years old, has been a director of the Company since 2002.

- John W. Smith, who is retired, served as president and chief executive officer of the Company and the Bank from 1993 until 2000. Mr. Smith, who is 67 years old, has been a director of the Company since 1978.

- Robert H. Weaver, who is retired, engaged in the practice of law as a partner of Watkins Ludlam Winter & Stennis, P.A. from 1959 until 2000. Since his retirement, he has been serving as of counsel for that firm. Mr. Weaver, who is 71 years old, has been a director of the Company since 1980.

- J. Larry Young has been employed as a part-time pharmacist with Fred's Pharmacy in Pontotoc, Mississippi since 1998. Prior to 1998, Mr. Young was a pharmacist for and a partner in Ramsey-Young Pharmacy. Mr. Young, who is 64 years old, has been a director of the Company since 1982.

Class 3 Directors (terms of office expire in 2005):

- William M. Beasley has been engaged in the practice of law as a partner of the law firm of Phelps Dunbar LLP since 1999. Prior to 1999, Mr. Beasley was a partner of the law firm of Mitchell, Voge, Beasley and Corban. He has also served as vice chairman of the board of directors of the Company since 2001. Mr. Beasley, who is 51 years old, has been a director of the Company since 1989.

- Marshall H. Dickerson has been the owner and manager of Dickerson Furniture Company, a company primarily engaged in retail home furnishings, since 1978. Mr. Dickerson, who is 53 years old, has been a director of the Company since 1996.

- Eugene B. Gifford, Jr. has been engaged in the practice of law since 1960 as a partner in the law firm of Gifford, Allred and Tennison. Mr. Gifford, who is 68 years old, has been a director of the Company since 1987.

- Richard L. Heyer, Jr. has served as a physician and partner of Tupelo Anesthesia Group, P.A. since 1989. Dr. Heyer, who is 46 years old, has been a director of the Company since 2002.

- J. Niles McNeel has been engaged in the practice of law as a partner of the law firm of McNeel and Ballard since 1983. Mr. McNeel, who is 56 years old, has been a director of the Company since 1999.

- H. Joe Trulove is presently a partner of Landmark Enterprises, a company primarily engaged in real estate and investments. Mr. Trulove has been chairman of the board of directors of Rose Hill Manufacturing Company, a company primarily engaged in the manufacture of upholstered furniture, since 2002. Prior to 2001, Mr. Trulove was senior vice president of York Casket Company, a company primarily engaged in the manufacture of caskets. Mr. Trulove, who is 65 years old, has been a director of the Company since 1999.

All of the directors and nominees listed above also presently serve on the board of the Bank. There are no family relationships between any director, executive officer or person nominated to become a director.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file with the Securities Exchange Commission and the American Stock Exchange reports of ownership of Company securities and changes in reported ownership. Officers, directors and greater than 10% shareholders are required by SEC rules to furnish the Company with copies of all Section 16(a) reports by file.

Based solely upon a review of the reports furnished to the Company, or written representations from reporting persons that all reportable transactions were reported, the Company believes that during 2002 the Company's officers, directors and greater than 10% owners timely filed all reports they were required to file under Section 16(a), except that: three reports, each covering a single transaction, were inadvertently filed late by Mr. Gifford; one report covering two transactions was inadvertently filed late by Dr. Heyer; one report covering one transaction was inadvertently filed late by Mr. McGraw; one report covering one transaction was inadvertently filed late by Mr. Leake; and one report covering two transactions was inadvertently filed late by Mr. Weaver. In addition, the following individuals each inadvertently filed one late report for one or more acquisitions of common stock equivalent units occurring after August 28, 2002, credited under a deferred compensation plan maintained by the Company: Mr. Beasley, two acquisitions; Mr. Brooks, two acquisitions; Mr. Creekmore, two acquisitions, Mr. Dickerson, two acquisitions; Mr. Gifford, two acquisitions; Dr. Heyer, one acquisition; Mr. McGraw, six acquisitions; Mr. Michael, two acquisitions; Mr. Moll, one acquisition; Mr. Trulove, two acquisitions; Mr. Waycaster, six acquisitions; Mr. Weaver, two acquisitions; and Mr. Young, two acquisitions.

ITEM 11. EXECUTIVE COMPENSATION

The information appearing under the headings "Executive Compensation", "Compensation Committee Interlocks and Insider Participation" and "Stock Performance Graph" in the Company's definitive Proxy Statement, dated March 10, 2003, is incorporated herein by reference

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information appearing under the headings "Security Ownership of Directors, Nominees and Executive Officers" and "Security Ownership of Certain Beneficial Owners" in the Company's definitive Proxy Statement, dated March 10, 2003, is incorporated herein by reference.

The information appearing under the heading "Equity Compensation Plan Information" in the Company's definitive Proxy Statement, dated March 10, 2003, is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information appearing under the headings "Indebtedness of Related Parties" and "Interests of the Board of Directors" in the Company's definitive Proxy Statement, dated March 10, 2003, is incorporated herein by reference.

ITEM 14. CONTROLS AND PROCEDURES

Based upon their evaluation as of a date within 90 days prior to the filing of this annual report on Form 10-K, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended) are effective for timely alerting them to material information required to be included in our periodic SEC reports. Subsequent to the date of their evaluation, there have been no significant changes in our internal controls or in other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

## PART IV

### ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) - (1) Financial Statements

The following consolidated financial statements and supplementary information for the fiscal years ended December 31, 2002, 2001, and 2000 are included in Part II, Item 8 herein:

(i) Report of Independent Auditors

(ii) Consolidated Balance Sheets – December 31, 2002 and 2001

(iii) Consolidated Statements of Income – Years ended December 31, 2002, 2001, and 2000

(iv) Consolidated Statements of Shareholders' Equity – Years ended December 31, 2002, 2001, and 2000

(v) Consolidated Statements of Cash Flows – Years ended December 31, 2002, 2001, and 2000

(vi) Notes to Consolidated Financial Statements – December 31, 2002

(a) - (2) Financial Statement Schedules

All schedules have been omitted because they are either not applicable or the required information has been included in the consolidated financial statements or notes thereto.

(a) - (3) Exhibits required by Item 601 of Regulation S-K

(3)(i) Articles of Incorporation of the Company (1)

(3)(ii) Bylaws of the Company (as amended March 1, 2001) (2)

(10)(i) The Peoples Holding Company 2001 Long-Term Incentive Plan (3)

(10)(ii) The Peoples Holding Company Deferred Compensation Plan (4)

(10)(iii) Executive Deferred Compensation Plan A (5)

(10)(iv) Executive Deferred Compensation Plan B (6)

(10)(v) Directors' Deferred Fee Plan A (7)

(10)(vi) Directors' Deferred Fee Plan B (8)

(10)(vii) Change in Control Employment Agreement dated January 1, 2001 between the Company and E. Robinson McGraw (9)

(10)(viii) Change in Control Employment Agreement dated February 28, 1998 between the Company and Stuart R. Johnson

(10)(ix) Change in Control Employment Agreement dated February 28, 1998 between the Company and James W. Gray

(21) Subsidiaries of the Company (1)

(22) Consent of Independent Auditors

[1] Filed as an exhibit to the Form S-4 Registration Statement of the Company (File No. 333-72507) filed with the Securities and Exchange Commission on February 17, 1999 and incorporated herein by reference.

[2] Filed as an exhibit to the Form 10-Q of the Company filed with the Securities and Exchange Commission on November 14, 2002 and incorporated herein by reference.

[3] Filed as exhibits 4.1 and 4.2 to the Form S-8 Registration Statement of the Company (File No. 333-102152) filed with the Securities and Exchange Commission on December 23, 2002 and incorporated herein by reference.

[4] Filed as exhibits 4.3 and 4.4 to the Form S-8 Registration Statement of the Company (File No. 333-102152) filed with the Securities and Exchange Commission on December 23, 2002 and incorporated herein by reference.

[5] Filed as exhibit 10.1 to the Form 10-Q filed with the Securities and Exchange Commission on November 14, 2002 and incorporated herein by reference.

[6] Filed as exhibit 10.2 to the Form 10-Q filed with the Securities and Exchange Commission on November 14, 2002 and incorporated herein by reference.

[7] Filed as exhibit 10.3 to the Form 10-Q filed with the Securities and Exchange Commission on November 14, 2002 and incorporated herein by reference.

[8] Filed as exhibit 10.4 to the Form 10-Q filed with the Securities and Exchange Commission on November 14, 2002 and incorporated herein by reference.

[9] Filed as exhibit 10.5 to the Form 10-Q filed with the Securities and Exchange Commission on November 14, 2002 and incorporated herein by reference.

The Company does not have any long-term debt instruments under which securities are authorized exceeding ten percent of the average assets of the Company and its subsidiaries on a consolidated basis. The Company will furnish to the Securities and Exchange Commission, upon their request, a copy of all long-term debt instruments.

(a) Reports on Form 8-K

The following reports on Form 8-K were filed by the Company during the last quarter of the period covered by this Annual Report on Form 10-K:

On October 18, 2002, the Company filed on Form 8-K a press release announcing the financial results of the Company for the quarter ended September 30, 2002.

On October 22, 2002, the Company filed on Form 8-K a press release announcing that the Board of Directors of the Company authorized the Company to repurchase up to 278,771 shares of the Company's common stock.

On November 21, 2002, the Company filed on Form 8-K a press release announcing the declaration of a quarterly cash dividend on the Company's common stock of $.27 per share.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2003

By: /s/ E. Robinson McGraw
E. Robinson McGraw
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons in the capacities and on the date indicated.

THE PEOPLES HOLDING COMPANY

Date: March 10, 2003

By: /s/ Robert C. Leake
Robert C. Leake
Chairman of the Board and Director

Date: March 10, 2003

By: /s/ William M. Beasley
William M. Beasley
Vice Chairman of the Board and Director

Date: March 10, 2003

By: /s/ George H. Booth, II
George H. Booth, II
Director

Date: March 10, 2003

By: /s/ Frank B. Brooks
Frank B. Brooks
Director

Date: March 10, 2003

By: /s/ John M. Creekmore
John M. Creekmore
Director

Date: March 10, 2003

By: /s/ Marshall H. Dickerson
Marshall H. Dickerson
Director

Date: March 10, 2003

By: /s/ Eugene B. Gifford, Jr.
Eugene B. Gifford, Jr.
Director

Date: March 10, 2003

By: /s/ Richard L. Heyer, Jr.
Richard L. Heyer, Jr.
Director

Date: March 10, 2003 — By: /s/ Stuart R. Johnson
Stuart R. Johnson
Executive Vice President and
Chief Financial Officer

Date: March 10, 2003 — By: /s/ E. Robinson McGraw
E. Robinson McGraw
President and Chief Executive Officer and
Director

Date: March 10, 2003 — By: /s/ J. Niles McNeel
J. Niles McNeel
Director

Date: March 10, 2003 — By: /s/ C. Larry Michael
C. Larry Michael
Director

Date: March 10, 2003 — By: /s/ Theodore S. Moll
Theodore S. Moll
Director

Date: March 10, 2003 — By: /s/ John W. Smith
John W. Smith
Director

Date: March 10, 2003 — By: /s/ H. Joe Trulove
H. Joe Trulove
Director

Date: March 10, 2003 — By: /s/ J. Heywood Washburn
J. Heywood Washburn
Director

Date: March 10, 2003 — By: /s/ Robert H. Weaver
Robert H. Weaver
Director

Date: March 10, 2003 — By: /s/ J. Larry Young
J. Larry Young
Director

## CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, E. Robinson McGraw, certify that:

1. I have reviewed this annual report on Form 10-K of The Peoples Holding Company;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

> a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
>
> b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
>
> c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

> a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
>
> b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 10, 2003

By: /s/ E. Robinson McGraw
E. Robinson McGraw
Chief Executive Officer

# CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Stuart R. Johnson, certify that:

1. I have reviewed this annual report on Form 10-K of The Peoples Holding Company;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 10, 2003

By: /s/ Stuart R. Johnson
Stuart R. Johnson
Chief Financial Officer

# CORPORATE AND SHAREHOLDER INFORMATION


**THE PEOPLES HOLDING COMPANY**

**THE PEOPLES BANK & TRUST COMPANY**

209 Troy Street
Tupelo. MS 38804
Tel: (662) 680-1001
Fax: (662) 680-1234
www.thepeoplesbankandtrust.com


## ANNUAL MEETING

The Peoples Holding Company's Annual Meeting of Shareholders will be held at 2:00 p.m., CDT, Tuesday, April 15, 2003, in the Fourth Floor Training Room at 209 Troy Street, Tupelo, MS.

## FINANCIAL INFORMATION

Analysts and investors seeking financial information about The Peoples Holding Company may contact Stuart R. Johnson, Chief Financial Officer.

## STOCK LISTING

The Peoples Holding Company common stock is traded on the American Stock Exchange under the symbol PHC..

## STOCK TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572

## FINANCIAL PUBLICATIONS

Additional copies of the Company's Annual Report, Form 10-K, quarterly reports and other corporate publications are available on request by contacting the Chief Financial Officer.

## INDEPENDENT AUDITORS

Ernst & Young LLP
2400 One Commerce Square
Memphis, TN 38103

## FORWARD LOOKING STATEMENT

This summary annual report may contain forward-looking statements regarding The Peoples Holding Company. All forward-looking statements involve risk and uncertainty, and actual results could differ materially from the anticipated results or other expectations expressed in the forward-looking statements. A discussion of factors that could cause actual results to differ materially from those expressed in the forward-looking statements is included in The Peoples Holding Company's filings with the United States Securities and Exchange Commission.



THE PEOPLES HOLDING COMPANY

209 Troy Street
Tupelo, Mississippi 38804
Tel: (662) 680-1001
Fax: (662) 680-1234
www.thepeoplesbankandtrust.com